Form 20-F
period 2001-06-30
SECURITISATION ADVISORY SEVS PTY LTD SER 2000-2G MEDALLION T
filed 2001-12-28
CIK 1123600

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(MARK ONE)

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
       EXCHANGE ACT OF 1934
                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934
                    For the fiscal period ended June 30, 2001
                                       OR
   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number 333-93721

                  SECURITISATION ADVISORY SERVICES PTY LIMITED
        In its capacity as Manager of the Series 2000-2G Medallion Trust
                      Australian Company Number 064 133 946
             (Exact name of Registrant as specified in its charter)
                           New South Wales, Australia
                 (Jurisdiction of incorporation or organisation)
              Level 8, 48 Martin Place, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)


SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REQUIRED TO BE REGISTERED  PURSUANT TO SECTION 12(g) OF THE ACT
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$1,060,200,000 Class A1 Mortgage Backed Floating Rate Notes


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

         Yes  [X]      No [ ]


         Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 [ ]  Item 18 [ ]   Incorporated by Reference to filings on Form 6K [X]

CROSS REFERENCE SHEET


20-F Item Number and Caption                                                     Location
--------------------------------------------------------------------------------------------------------------------

PART I
1.         Identity of Director, Senior Management and Advisers................  Not applicable
2.         Offer Statistics and Expected Timetable.............................  Not applicable
3.         Key Information ....................................................  Selected Financial Information
4.         Information on the Company .........................................  Property
5.         Operating and Financial Review and Prospects........................  Not applicable
6.         Directors, Senior Management and Employees..........................  Not applicable
7.         Major Shareholders and Related Party Transactions...................  Major Shareholders and related
                                                                                   Party Transactions
8.         Financial Information ..............................................  Not applicable
9.         The Offer and Listing...............................................  Markets
10.        Additional Information..............................................  Exchange Controls, Taxation, Legal
                                                                                  Proceedings, Holders of Notes
11.        Quantitative and Qualitative Disclosures About Market Risk..........  Market Risk
12.        Description of Securities Other than Equity Securities..............  Not applicable


PART II
13.        Defaults, Dividend Arrearages and Delinquencies.....................  Defaults and Delinquencies
14         Materials Modifications to the Rights of Security Holders and
           Use of Proceeds.....................................................  Material Modifications to the Rights
                                                                                   of Security Holders
15.        [Reserved]
16.        [Reserved]


PART III
17.        Financial Statements................................................  Not applicable
18.        Financial Statements................................................  Not applicable
19 (a)     Financial Statements ...............................................  Periodic filings on Form 6-K incorporated by reference
   (b)     Exhibits ...........................................................  Exhibits


TABLE OF CONTENTS



PART 1________________________________________________________________________4

   Incorporation of Certain Documents by Reference ___________________________4

   Item 3: Selected Financial Information_____________________________________4
   Item 4: Property___________________________________________________________5
   Item 7: Interest of Management and Related Parties in Transactions_________5
   Item 9: Markets____________________________________________________________5
   Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes__5
   Item 11: Market Risks______________________________________________________8

PART II_______________________________________________________________________9

   Item 13: Defaults and Delinquencies________________________________________9
   Item 14: Material Modification to Rights of Security Holders_______________9

PART III_____________________________________________________________________10

   Item 19: Financial Statements and Exhibits________________________________10

Exhibits_____________________________________________________________________10

   Exhibit 13.1: Quarterly Servicing Report for the
                   December 18, 2000 Payment Date

   Exhibit 13.2: Quarterly Servicing Report for the
                   March 19, 2001 Payment Date

   Exhibit 13.3: Quarterly Servicing Report for the
                   June 18, 2001 Payment Date

   Exhibit 13.4: Aggregate Totals for the Fiscal Year

   Exhibit 99.1: The Manager Officer's Certificate of Compliance

   Exhibit 99.2: Document Custody Audit Report

   Exhibit 99.4: Audited Annual Report for the Period Ended 30 June 2001

PART 1

This Annual Report on Form 20-F relates to the Series 2000-2G Medallion Trust (the Trust) and the Class A-1 Mortgage Backed Floating Rate Notes (the Notes) issued pursuant to the Class A-1 Note Trust Deed dated as of September 14, 2000 (the Class A-1 Note Trust Deed), between Perpetual Trustee Company Limited, as issuer trustee (the Issuer Trustee); Securitisation Advisory Services Pty Limited, as Manager (the Manager); and Bank of New York, New York branch, as Class A-1 note trustee (the Class A-1 Note Trustee). Capitalised terms used herein and not defined have the same meanings given to such terms in the Prospectus related to the Notes.

The information required for some items in Form 20-F is "not applicable" to the Trust or the Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or "Not applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission's Staff with respect to substantially similar certificates and trusts that file annual reports on Form 10-K.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Manager incorporates by reference its periodic filings of Form 6-K, which contain all financial information relating to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to Rule 12b-23 promulgated under the Securities Exchange Act of 1934.


ITEM 3: SELECTED FINANCIAL INFORMATION

The Manager incorporates by reference and attaches hereto as Exhibit 13.1 to 13.3, pursuant to General Instruction F to Form 20-F and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Quarterly Servicing Reports, filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.

Quarterly Servicing Report for the December 18, 2000 Payment Date, Quarterly Servicing Report for the March 19, 2001 Payment Date, and Quarterly Servicing Report for the June 18, 2001 Payment Date

The Manager also attaches  hereto,  as Exhibits  13.4,  Exhibit 99.2 and Exhibit
99.4 respectively, the following documents:

               Aggregate Totals for the Fiscal Year,
               Document Custody Audit Report, and
               Audited Annual Report


Currency Exchange
-----------------

A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2001 was US$0.5100 = A$1.00

Payments to noteholders, however, are generally not affected by fluctuations in the exchange rate between Australian US dollars because of the currency swap. Refer to Note 1(e) of the Annual Report of the Trust attached as Exhibit 99.4.


ITEM 4: PROPERTY

The property of the Trust consists solely of residential mortgage loans. Information concerning such property can be found in the Quarterly Servicing Reports, attached as Exhibits 13.1 through 13.3, the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.4, and the Financial Report for the Period Ending June 30, 2001, attached as Exhibit 99.4. Additionally, an Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the Transaction Documents for the issuance of the Notes by the Trust.


ITEM 7: INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTIONS

Securitisation Advisory Services Pty Limited is a wholly owned subsidiary of Commonwealth Bank of Australia. Its principal business activity is the management of securitisation trusts established under Commonwealth Bank of Australia's Medallion Trust Programmes.

Commonwealth Bank of Australia provides working capital to Securitisation Advisory Services Pty Ltd. Also, Securitisation Advisory Services Pty Ltd has entered into transaction on commercial terms with either Commonwealth Bank of Australia or wholly owned subsidiaries of Commonwealth Bank of Australia in order to carry out its function as manager under the securitisation trusts.


ITEM 9: MARKETS

The Notes are not traded on any nationally recognised exchange in the United States. The Notes are listed and exchanged on the London Stock Exchange.


ITEM 10:  EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

LEGAL PROCEEDINGS

The Manager knows of no material legal proceedings involving any of the Trust, the Manager, the Servicer or the Issuer Trustee.

HOLDERS OF NOTES

The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it held on behalf of approximately 21 brokers, dealers, banks and other direct participants in the DTC system.

EXCHANGE CONTROLS

The Australian Banking (Foreign Exchange) Regulations and other Australian legislation and regulations control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, we are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

(i) withholding taxes (see "Item 10. Taxation" below) in relation to remittances of dividends (to the extent they are unfranked) and interest payments;

(ii) a restriction on transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

         o the National Union for Total Independence of Angola (UNITA) or senior officials or adult members of the immediate families of senior officials, of UNITA.

         o the Government of Iraq its agencies or its nationals, including bodies corporate within its territories;

         o the Government of Libya, a public authority of Libya, an undertaking owned or controlled by the said Government or any such public authority, or any person acting on behalf of the said Government, public authority or undertaking;

         o   any of the following:
             o the Embassy or Consulate-General of the Federal Republic of Yugoslavia (Serbia and Montenegro) (in respect of any amount in excess of $100,000);
             o the Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) (in respect of any amount in excess of $100,000); or
             o certain other persons and entities listed in instruments issued under the Australian Banking (Foreign Exchange) Regulations and published on behalf of the Reserve Bank of Australia in the Commonwealth of Australia Gazette on 24 October 2001;
         o the Afghan faction known as the Taliban, which also calls itself the Islamic Emirate of Afghanistan, or any undertaking owned or controlled, directly or indirectly by the Taliban;
         o   any of the following:
             o   Usama bin Laden;
             o   the Al-Qaida organisation; or
             o certain other persons and entities listed in instruments issued under the Australian Banking (Foreign Exchange) Regulations and published on behalf of the Reserve Bank of Australia in the Commonwealth of Australia Gazettes on 5 October 2001,
                 18 October 2001 and 19 November 2001; or
         o the National Union for the Total Independence of Angola whether to UNITA as an organisation, to senior officials of UNITA or to adult members of the immediate families of the senior officials of UNITA.

Notwithstanding the restrictions referred to in paragraph (ii) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents retained in terms of the Manager or the Trust are the Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign governments and foreign government agencies, which are holders of the official exchange reserves of their country and do not act independently of their government with respect to investment decisions.


TAXATION

Certain Australian Tax Matters
------------------------------

The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Manager. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.

Payments of Principal, Premiums and Interest
--------------------------------------------

Under existing Australian tax law, non-resident holders of Notes or interests in any Global Note (other than persons holding such securities or interest as part of a business carried on, at or through a permanent establishment in Australia (an "Australian Establishment")) are not subject to Australian income tax on payments of interest or amounts in the nature of interest, including, subject to the fulfilment of all conditions required by section 128F of the Australian Income Tax Assessment Act 1936 (the "Tax Act") as set forth below, interest withholding tax. Under Article 11 of the 1983 United States-Australia Tax Treaty, the maximum Australian withholding rate on interest paid to United States residents who are entitled to the benefit of such Treaty is 10%. Under Australian law, the withholding rates for payments to other jurisdictions is currently 10% on interest or amounts in the nature of interest paid on the Notes. A premium on redemption would generally be treated as an amount in the nature of interest for this purpose.

Pursuant to section 128F of the Tax Act, an exemption from Australian interest withholding tax applies provided all prescribed conditions are met. Such conditions include the issue of the Notes in a way that satisfies an objective public offer test.
The Issuer Trustee will seek to issue the Notes in a way that will satisfy such test and otherwise meet the requirements of section 128F including by listing the Notes. The test will not be satisfied if the Issuer Trustee knew, or had reasonable grounds to suspect, that the Notes were being or would later be acquired either directly or indirectly by an associate of the Issuer Trustee within the meaning of Section 128F of the Tax Act, other than in the capacity of a dealer, manager or underwriter in relation to the placement of a Note.

The exemption from Australian withholding tax will also not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate.

Profit on Sale
--------------

Under current Australian law, non-resident holders of Notes will not be subject to Australian income tax on profits derived from the sale or disposal of Notes (but see below for discussion of Australia's capital gains provisions):

(1)   if the profits do not have an Australian source; or

(2) where the profits do have an Australian source, if the holder is resident in a country with which Australia has entered into a double tax treaty, is entitled to the benefit of that treaty and the profits are business profits for the purposes of the treaty which are not attributable to a business carried on through an Australian Establishment.

The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have an Australian Establishment, the profit should not have an Australian source. There are, however, specific withholding tax rules that can apply to treat a portion of the sale price of Notes as interest for withholding tax purposes (and which amounts are not covered by the exemption conditions in section 128F). These rules can apply when:

o Notes are sold for an amount in excess of their issue price prior to maturity; or

o Notes are sold to an Australian resident, or to a non-resident in connection with a business carried on, at or through an Australian Establishment, in connection with a "washing arrangement" as defined in section 128(1AB) of the Tax Act.

Under provisions for the taxation of capital gains, non-resident holders of Notes would be subject to Australian tax on profits derived from the sale or disposal of Notes if the Notes were at any time prior to the sale or disposal held as part of a business carried on through an Australian Establishment.

Other Taxes
-----------

No stamp, issue, registration or similar taxes are payable in Australia in connection with the issue of the Notes. Furthermore, a transfer of, or agreement to transfer, Notes executed outside of Australia will not be subject to Australian stamp duty.


ITEM 11: MARKET RISKS

Information regarding various market risks can be found in the Annual Report for the Period 14 September 2000 to 30 June 2001 attached as Exhibit 99.4.

PART II


ITEM 13: DEFAULTS AND DELINQUENCIES

There have been no material defaults or delinquencies in the payment of principal or interest on the Notes. Delinquency and loss information on the mortgage loans has been provided in the Quarterly Servicing Reports.


ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS

None.

PART III

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a) See the "Selected Financial Information" section in this Annual Report and the Exhibits described in section (b) below.

(b)  Exhibits


The following documents are filed as part of this Annual Report:

1.  Exhibit 13.1: Quarterly Servicing Report for the December 18, 2000
                     Payment Date
2.  Exhibit 13.2: Quarterly Servicing Report for the March 19, 2001
                     Payment Date
3.  Exhibit 13.3: Quarterly Servicing Report for the June 18, 2001
                     Payment Date
4.  Exhibit 13.4: Aggregate Totals for the Fiscal Year
5.  Exhibit 99.1: The Manager Officer's Certificate of Compliance
6.  Exhibit 99.2: Document Custody Audit Report
7.  Exhibit 99.4: Audited Annual Report for the period ended 30 June 2001

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


/s/ Gary Lynton Mackrell
--------------------------
Name: Gary Lynton Mackrell

Director
Securitisation Advisory Services Pty Limited
Date: December 20, 2001

INDEX TO EXHIBITS


Exhibit No.    Document Description
-----------    ---------------------

   13.1        Quarterly Servicing Report for the December 18, 2000
                  Payment Date, filed on form 6-K

   13.2        Quarterly Servicing Report for the March 19, 2001
                  Payment Date, filed on form 6-K

   13.3        Quarterly Servicing Report for the June 18, 2001
                  Payment Date,  filed on form 6-K

   13.4        Servicing Report - Aggregate Totals for the Fiscal Year

   99.1        The Manager Officer's  Certificate of Compliance

   99.2        Document Custody Audit Report

   99.4        Audited Annual Report for the Period Ended 30 June 2001

                                  EXHIBIT 13.1


       Quarterly Servicing Report for the December 18, 2000 Payment Date,
                               filed on form 6-K

                                                                    EXHIBIT 13.1
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending November 30, 2000

         Securitisation Advisory Services Pty Limited, as manager of the
                         Series 2000-2G Medallion Trust
        ----------------------------------------------------------------
                (Translation of registrant's name into English)


              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F  [__]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [___]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS


On September 14, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-2G Medallion Trust (the Trust), publicly issued US$1,060,200,000 of Class A-1 Mortgage Backed Floating Rate Notes due December 18, 2031 (the Notes) pursuant to a registration statement (No. 333- 44600 ) declared effective on August 30, 2000. Securitisation Advisory Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,590,300 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,058,609,700 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On December 18, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-2G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-2G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 20 December 2000                  By:   /s/ Tim See
                                            ------------------------------------
                                            Name:  Tim See
                                            Title: Authorised Officer

                                 EXHIBIT INDEX


Exhibit           Description
-------           --------------------------------------------------------------

  99.1 The Quarterly Servicing Report for the Distribution Date on December 18, 2000.

  99.2            Required Collateral Information

                                                                    Exhibit 99.1
                                                                   -------------

           THE QUARTERLY SERVICING REPORT FOR THE DISTRIBUTION DATE ON
                               DECEMBER 18, 2000


SERIES 2000-2G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE

Quarterly Summary Distribution Details


REPORTING DATES
---------------

Closing Date                                                           14-Sep-00
Determination Date                                                     01-Dec-00
Notice Date                                                            15-Dec-00
Distribution Date                                                      18-Dec-00
Start Accrual Period                                                   14-Sep-00
End Accrual Period                                                     18-Dec-00
No. Of Days in Accrual Period                                                 95
Start Collection Period                                                14-Sep-00
End Collection Period                                                  30-Nov-00
No. Of Days in Collection Period                                              78
--------------------------------------------------------------------------------

SECURITIES ON ISSUE
-------------------                  No. of    InitialInvested  Initial Invested
                                  Certificates   Amount(US$)        Amount (A$)
                                  ------------  --------------  ----------------

   Class A-1 Notes                      10,602   1,060,200,000     1,884,800,000
   Class A-2 Notes                       4,000             n/a       400,000,000
   Class B Notes                           270             n/a        27,000,000
   Redraw Bond - series 1                    0             n/a               -
   Redraw Bond - series 2                    0             n/a               -

   US$/A$ exchange rate at issue        0.5625
--------------------------------------------------------------------------------


INTEREST RATE FOR ACCRUAL PERIOD
--------------------------------                  Bank      Interest   Interest
                                                Bill Rate    Margin      Rate
                                                ---------   --------   ---------
   Class A-1 Notes (payable to Currency
      Swap Provider)                             6.5125%    0.3724%     6.8849%
   Class A-2 Notes                               6.5125%    0.3700%     6.8825%
   Class B Notes                                 6.5125%    0.5700%     7.0825%
   Redraw Bond - series 1                        0.0000%    0.0000%     0.0000%
   Redraw Bond - series 2                        0.0000%    0.0000%     0.0000%

BBSW Interest & Unpaid Interest Rate
   for Accrual Period                            6.5125%
Facilities BBSW                                  6.5125%
--------------------------------------------------------------------------------


DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
-------------------------------------------            Per Cert.     Aggregate
                                                       ---------     ---------
Total Interest Amount:
   Class A-1 Notes                                      3,185.70   33,774,791.40
   Class A-2 Notes                                      1,791.33    7,165,320.00
   Class B Notes                                        1,843.39      497,715.30
   Redraw Bond - series 1                                      -             -
   Redraw Bond - series 2                                      -             -
Principal:
   Class A-1 Notes                                      9,335.55   98,975,560.00
   Class A-2 Notes                                      5,251.25   21,005,000.00
   Class B Notes                                          627.43      169,406.10
   Redraw Bond - series 1                                      -             -
   Redraw Bond - series 2                                      -             -
Total:
   Class A-1 Notes                                     12,521.25  132,750,351.40
   Class A-2 Notes                                      7,042.58   28,170,320.00
   Class B Notes                                        2,470.82      667,121.40
   Redraw Bond - series 1                                      -             -
   Redraw Bond - series 2                                      -             -
   Total                                               22,034.65  161,587,792.80
-------------------------------------------------------------------------------


POOL FACTORS
------------                                             Last         Current
                                                      Distribution  Distribution
                                                          Date          Date
                                                      ------------  ------------

   Class A-1 Notes                                     1.00000000    0.94748750
   Class A-2 Notes                                     1.00000000    0.94748750
   Class B Notes                                       1.00000000    0.99372570
   Redraw Bond - series 1                                     -             -
   Redraw Bond - series 2                                     -             -
--------------------------------------------------------------------------------


Quarterly Cashflow Working Sheet
                                                                         Per Certificate   Aggregate
                                                                               $               $
                                                                         ---------------  -------------
  Finance Charge Collections                                                               39,138,262.80
  Finance Charge Collections - Repurchases                                                      9,634.64
  Finance Charge Damages                                                                            -
  Income due to Seller                                                                    (14,578,554.34)
  Other Income                                                                              1,407,129.25
Preliminary Income Amount                                                                  25,976,472.35

Required Income Amount                                                                     41,558,158.70

Income Shortfall                                                                           15,581,686.35
Liquidity Facility Draw                                                                    15,581,686.35

Principal Chargeoff Unreimbursement                                                                 -
Principal Chargeoff                                                                                 -
Total Principal Chargeoff Reimbursement Due                                                         -

Payment Allocation Cascade

  Preliminary Income Amount                                                                25,976,472.35
  Liquidity Facility Draw                                                                  15,581,686.35
Available Income Amount                                                                    41,558,158.70


                                                              Due          Available          Paid
                                                         -------------   -------------    -------------
  Interest Amount Payable - Redraw Facility                       -      41,437,826.70              -
                          - Class A-1 Notes              33,774,791.44    1,437,826.70     33,774,791.40
                          - Class A-2 Notes               7,165,320.00    7,663,035.30      7,165,320.00
                              - Redraw Bonds - series 1           -         497,715.30              -
                              - Redraw Bonds - series 2           -         497,715.30              -
                              - Class B Notes               497,715.30      497,715.30        497,715.30
Total Principal Chargeoff Reimbursement                           -               -                 -
Excess Distribution                                                                                 -


Unpaid Facility Int Chg  - Liquidity                                                              -
                           - Redraw                                                               -
Unpaid Security Interest Amount  - Class A-1 Notes                                                -
                                 - Class A-2 Notes                                                -
                                 - Class B Notes                                                  0.00
                                 - Redraw Bonds - series 1                                        -
                                 - Redraw Bonds - series 2                                        -


Facilities Outstanding
----------------------
Liquidity Commitment Facility Limit                                                       58,000,000.00
Beginning Liquidity Commitment Facility                                                   58,000,000.00
Previous Liquidity Facility Draw                                                                    -
Repayment of Liquidity Facility                                                                     -
Liquidity Facility Draw                                                                   15,581,686.35
Ending Liquidity Commitment Facility                                                      42,418,313.65

Redraw Commitment Facility Limit                                                          50,000,000.00
Beginning Redraw Commitment Facility                                                      50,000,000.00
Previous Redraw Facility Draw                                                                       -
Previous Redraw Facility Draw - Chargeoffs                                                          -
Repayment of Redraw Facility                                                                        -
Repayment of Unreimbursed Chargeoffs                                                                -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                      -
Redraw Facility Available to Draw                                                         50,000,000.00
Redraw Facility Draw                                                                                -
Ending Redraw  Commitment Facility                                                        50,000,000.00


INTEREST AND PRINCIPAL DISTRIBUTION WORKSHEET
                                                                 Per Certificate              Aggregate
                                                                         $                        $
                                                                 ---------------              ---------
Interest Amount
---------------

CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                               3,185.70          33,774,791.40
Total Interest Amount                                                                     33,774,791.40

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                 33,774,791.40
Interest Amount Payable                                                 3,185.70          33,774,791.40
Unpaid Security Interest Amount                                                                     -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                               1,791.33           7,165,320.00
Total Interest Amount                                                                      7,165,320.00

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                  7,165,320.00
Interest Amount Payable                                                 1,791.33           7,165,320.00
Unpaid Security Interest Amount                                                                     -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                               1,843.39             497,715.30
Total Interest Amount                                                                        497,715.30

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                    497,715.30
Interest Amount Payable                                                 1,843.38             497,715.30
Unpaid Security Interest Amount                                                                     -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                                    -                      -
Total Interest Amount                                                                               -

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                           -
Interest Amount Payable                                                      -                      -
Unpaid Security Interest Amount                                                                     -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                 -                      -
Security  Interest Amount                                                    -                      -
Total Interest Amount                                                                               -

Unpaid Security Interest Amount (after last Distribution Date)                                      -
Interest on  Unpaid Security Interest Amount                                                        -
Security  Interest Amount                                                                           -
Interest Amount Payable                                                      -                      -
Unpaid Security Interest Amount                                                                     -



PRINCIPAL AMOUNT
Principal Collections                                                                             132,623,335.27
Principal Collections - Repurchases                                                                   816,823.87
  less Repayment Of Redraw Facility                                                                          -
  less Total Customer Redraw                                                                      (13,430,914.18)
  plus Redraw Facility Draw                                                                                  -
  plus Redraw Bonds Issue this month                                                                         -
  Aggregate Principal Damages from Seller & Servicer                                                         -
  Principal Chargeoff Reimbursement  - Class B Notes                                                         -
                                     - Class A-1 Notes                                                       -
                                     - Class A-2 Notes                                                       -
                                           - Redraw Bonds - Series 1                                         -
                                           - Redraw Bonds - Series 2                                         -
                                           - Redraw Facility                                                 -

  Principal rounding b/f                                                                              140,723.14

  Scheduled Principal Amount                                             14,504,113.96
  Scheduled Principal Amount less redraws                                14,504,113.96
  Unscheduled Principal Amount - Partial Prepayment                      85,988,652.06
  Unscheduled Principal Amount - Full Prepayment                         32,947,393.12
  Unscheduled Principal Amount - less redraws + C/O Reim                105,505,131.00


Total Available Principal Amount for Redraw Bonds                                                 120,149,968.10

Principal Distribution - Redraw Bonds - Series 1                                   -                         -
Principal Distribution - Redraw Bonds - Series 2                                   -                         -

Principal rounding b/f                                                                                140,723.14
Total Unscheduled Principal Amount                                                                105,505,131.00
Total Scheduled Principal Amount                                                                   14,504,113.96
Total Available Principal Amount for Notes                                                        120,149,968.10

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                              100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                           9,335.55             98,975,560.00
        Class A-2 Principal Payment                                           5,251.25             21,005,000.00
Class B Principal Payment                                                       627.43                169,406.10

Principal rounding c/f                                                                                      2.00


PRINCIPAL LOSSES
Principal Losses                                                                                             -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                     -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                               -
Net Principal Losses                                                                                         -
Principal Chargeoff  - Class B Notes                                                                         -
                            - Class A-1 Notes                                                                -
                            - Class A-2 Notes                                                                -
                                     - Redraw Bonds Series 1                                                 -
                                     - Redraw Bonds Series 2                                                 -
                                     - Redraw Facility                                                       -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


Investors Balance Outstanding Worksheet
---------------------------------------
                                                                     Aggregate              Aggregate
                                                                        US$                    A$
                                                                  ----------------      ----------------
CLASS A-1 NOTES
Initial Invested Amount                                           1,060,200,000.00      1,884,800,000.00
  previous Principal Distribution                                              -                     -
  Principal Distribution for current period                          55,673,752.50         98,975,560.00
Total Principal Distribution to date                                 55,673,752.50         98,975,560.00
Beginning Invested Amount                                         1,060,200,000.00      1,884,800,000.00
Ending Invested Amount                                            1,004,526,247.50      1,785,824,440.00
Unreimbursed Principal Chargeoffs                                              -                     -
Beginning Stated Amount                                           1,060,200,000.00      1,884,800,000.00
Ending Stated Amount                                              1,004,526,247.50      1,785,824,440.00

CLASS A-2 NOTES
Initial Invested Amount                                                                   400,000,000.00
  previous Principal Distribution                                                                    -
  Principal Distribution for current period                                                21,005,000.00
Total Principal Distribution to date                                                       21,005,000.00
Beginning Invested Amount                                                                 400,000,000.00
Ending Invested Amount                                                                    378,995,000.00
Unreimbursed Principal Chargeoffs                                                                    -
Beginning Stated Amount                                                                   400,000,000.00
Ending Stated Amount                                                                      378,995,000.00

CLASS B NOTES
Initial Invested Amount                                                                    27,000,000.00
  previous Principal Distribution                                                                    -
  Principal Distribution for current period                                                  169,406.10
Total Principal Distribution to date                                                         169,406.10
Beginning Invested Amount                                                                 27,000,000.00
Ending Invested Amount                                                                    26,830,593.90
Unreimbursed Principal Chargeoffs                                                                   -
Beginning Stated Amount                                                                   27,000,000.00
Ending Stated Amount                                                                      26,830,593.90

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                     -
Initial Invested Amount                                                                              -
  Principal Distribution (after last Distribution Date)                                              -
  Principal Distribution for current period                                                          -
Total Principal Distribution to date                                                                 -
Beginning Invested Amount                                                                            -
Ending Invested Amount                                                                               -
Unreimbursed Principal Chargeoffs                                                                    -
Beginning Stated Amount                                                                              -
Ending Stated Amount                                                                                 -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                     -
Initial Invested Amount                                                                              -
  Principal Distribution (after last Distribution Date)                                              -
  Principal Distribution for current period                                                          -
Total Principal Distribution to date                                                                 -
Beginning Invested Amount                                                                            -
Ending Invested Amount                                                                               -
Unreimbursed Principal Chargeoffs                                                                    -
Beginning Stated Amount                                                                              -
Ending Stated Amount                                                                                 -

AVERAGE MONTHLY PERCENTAGE
Current Balance of Arrears greater than 60 Days                                                        -
Current Outstanding Loan Balance                                                          2,311,659,276.86
Average Monthly Percentage                                                                             -
Monthly Percentage - Current Period                                                                    -
Monthly Percentage Month 2                                                                             -
Monthly Percentage Month 3                                                                             -
Monthly Percentage Month 4                                                                             -
Monthly Percentage Month 5                                                                             -
Monthly Percentage Month 6                                                                             -
Monthly Percentage Month 7                                                                             -
Monthly Percentage Month 8                                                                             -
Monthly Percentage Month 9                                                                             -
Monthly Percentage Month 10                                                                            -
Monthly Percentage Month 11                                                                            -
Monthly Percentage Month 12                                                                            -

STEPDOWN CONDITIONS
Years since initial Determination Date                                                                0.33
Required Subordinated Percentage                                                                       -
Available Subordinated Percentage                                                                     0.01
Aggregate Unreimbursed Principal Chargeoffs                                                            -
Required Class B Stated Amount Outstanding                                                    5,712,000.00
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                 8,100,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                 2,700,000.00
5 <= Year < 6, Unreim C/O Maximum                                                             8,100,000.00
6 <= Year < 7, Unreim C/O Maximum                                                             9,450,000.00
7 <= Year < 8, Unreim C/O Maximum                                                            10,800,000.00
8 <= Year < 9, Unreim C/O Maximum                                                            12,150,000.00
9 <= Year, Unreim C/O Maximum                                                                13,500,000.00
Stepdown Condition less than 5 years                                                         TRUE
Stepdown Condtion greater than & equal to 5 years                                            FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                               TRUE
Year - Stepdown Condition Test
5                                                                                            TRUE
6                                                                                            TRUE
7                                                                                            TRUE
8                                                                                            TRUE
9                                                                                            TRUE
Year - Stepdown Class A Criteria                           FALSE        TRUE           Class A Percentage
0                                                               1          0.5                        0.50
1                                                               1          0.5                        0.50
2                                                               1          0.5                        0.50
3                                                               1            0                         -
4                                                               1            0                         -
5                                                               1          0.7                        1.00
6                                                               1          0.6                        1.00
7                                                               1          0.4                        1.00
8                                                               1          0.2                        1.00
9                                                               1            0                        1.00
10                                                              0            0                         -

STEPUP CONDITIONS

Step-up Date                                                                             December 18, 2007
Stepup margin - Class A-1 Notes                                                                   0.57240%
              - Class A-2 Notes                                                                    0.7000%

                                                                    EXHIBIT 99.2

                    Form 6-K Required Collateral information

                         Series 2000-2G Medallion Trust


          Series 2000-2G Medallion Trust Data as at opening of business on the preceding determination date of December 1, 2000




--------------------------------------------------------------------------------
Outstanding Mortgage Balance (AUD)
                                                    Amount            WAC
                                            --------------          ------

   - Variable Rate Housing Loans            $1,689,421,611          7.45%
   - Fixed 1 Year                              $52,616,430          6.93%
   - Fixed 2 Year                             $247,783,765          7.06%
   - Fixed 3 Year                              $90,263,960          7.17%
   - Fixed 4 Year                             $105,065,466          7.45%
   - Fixed 5 Year                               $9,804,901          7.86%

   Total Pool                               $2,194,956,133          7.39%
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                           AUD amount
Delinquency Information      No of Loans    %of Pool         of Loans  % of Pool
-----------------------      -----------    --------    -------------  ---------

           31-60 days                 46       0.23%    $5,649,608.73    0.26%
           61-90 days                  6       0.03%      $498,990.42    0.02%
           90+ days                    1       0.00%       $98,109.67    0.00%

Mortgagee In Possession                0       0.00%            $0.00    0.00%
--------------------------------------------------------------------------------

                                  EXHIBIT 13.2


         Quarterly Servicing Report for the March 19, 2001 Payment Date,
                               filed on form 6-K

                                                                    EXHIBIT 13.2
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending 28 February 2001.


                  SECURITISATION ADVISORY SERVICES PTY LIMITED,
                as manager of the Series 2000-2G Medallion Trust
              -----------------------------------------------------
                 (Translation of registrant's name into English)


              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
              -----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __X__   Form 40-F__ __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS

On September 14, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-2G Medallion Trust (the Trust), publicly issued US$1,060,200,000 of Class A-1 Mortgage Backed Floating Rate Notes due December 18, 2031 (the Notes) pursuant to a registration statement (No. 333- 44600 ) declared effective on August 30, 2000. Securitisation Advisory Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,590,300 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,058,609,700 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On December 18, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On March 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-2G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-2G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 22 March, 2001                     By:   /s/ Tim See
                                             -----------------------------------

                                             Name: Tim See
                                                  ------------------------------

                                             Title: Authorised Officer
                                                   -----------------------------

                                 EXHIBIT INDEX



Exhibit                 Description
------------            --------------------------------------------------------

99.1 The Quarterly Servicing Report for the Distribution Date on March 19, 2001.

99.2                    Required Collateral Information

                                                                    EXHIBIT 99.1

SERIES 2000-2G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE

Quarterly Summary Distribution Details
--------------------------------------------------------------------------------

REPORTING DATES

     Closing Date                                                      14-Sep-00
     Determination Date                                                01-Mar-01
     Notice Date                                                       16-Mar-01
     Distribution Date                                                 19-Mar-01
     Start Accrual Period                                              18-Dec-00
     End Accrual Period                                                19-Mar-01
     No. Of Days in Accrual Period                                            91
     Start Collection Period                                           01-Dec-00
     End Collection Period                                             28-Feb-01
     No. Of Days in Collection Period                                         90
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
SECURITIES ON ISSUE
                                   No. of     Initial Invested  Initial Invested
                                Certificates    Amount (US$)       Amount (A$)
                                ------------  ----------------  ----------------

  Class A-1 Notes                    10,602   1,060,200,000.00   1,884,800,000
  Class A-2 Notes                     4,000                n/a     400,000,000
  Class B Notes                         270                n/a      27,000,000
  Redraw Bond - series 1                  0                n/a
                                                                             -
  Redraw Bond - series 2                  0                n/a
                                                                             -
  US$/A$ exchange rate at issue      0.5625

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
INTEREST RATE FOR ACCRUAL PERIOD
                                                      Bank    Interest  Interest
                                                    Bill Rate  Margin     Rate
                                                    --------- --------  --------
 Class A-1 Notes (payable to
   Currency Swap provider)                           6.1633%   0.3724%   6.5357%
      Class A-2 Notes                                6.1633%   0.3700%   6.5333%
      Class B Notes                                  6.1633%   0.5700%   6.7333%
      Redraw Bond - series 1                         0.0000%   0.0000%   0.0000%
      Redraw Bond - series 2                         0.0000%   0.0000%   0.0000%

 BBSW Interest & Unpaid Interest Rate for Accrual    6.1633%
 Period
 Facilities BBSW                                     6.1633%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
                                                  Per Cert.          Aggregate
                                                  ---------          ---------
     Total Interest Amount:
        Class A-1 Notes                            2,744.68       29,099,044.35
        Class A-2 Notes                            1,543.31        6,173,240.00
        Class B Notes                              1,668.18          450,408.60
        Redraw Bond - series 1                         -                   -
        Redraw Bond - series 2                         -                   -

     Principal:
        Class A-1 Notes                            9,055.23       96,003,607.36
        Class A-2 Notes                            5,093.57       20,374,280.00
        Class B Notes                                381.99          103,137.30
        Redraw Bond - series 1                         -                   -
        Redraw Bond - series 2                         -                   -

     Total:
        Class A-1 Notes                           11,799.91      125,102,651.71
        Class A-2 Notes                            6,636.88       26,547,520.00
        Class B Notes                              2,050.17          553,545.90
        Redraw Bond - series 1                         -                   -
        Redraw Bond - series 2                         -                   -
        Total                                     20,486.96      152,203,717.61

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
POOL FACTORS                                          Last             Current
                                                  Distribution      Distribution
                                                      Date              Date
                                                  ------------      ------------

        Class A-1 Notes                            0.94748750        0.89655180
        Class A-2 Notes                            0.94748750        0.89655180
        Class B Notes                              0.99372570        0.98990580

        Redraw Bond - series 1                          -                   -
        Redraw Bond - series 2                          -                   -

--------------------------------------------------------------------------------


QUARTERLY CASHFLOW WORKING SHEET
--------------------------------
                                                                 Per Certificate     Aggregate
                                                                        $                $
                                                                 ---------------  --------------
       Finance Charge Collections                                                  40,592,988.97
       Finance Charge Collections - Repurchases                                         2,536.45
       Finance Charge Damages                                                               -
       Income due to Seller                                                                 -
       Other Income                                                                 1,786,659.20

     PRELIMINARY INCOME AMOUNT                                                     42,382,184.62
       Taxes                                                                           86,689.69
       Trustee Fee                                                                     41,052.63
       Security Trustee Fee                                                                 -
       Manager Fee                                                                    163,923.41
       Servicing Fee                                                                1,366,028.44
       Liquidity Commitment Fee                                                        10,575.52
       Redraw Commitment Fee                                                            9,349.32
       Support Facility Payments                                                    2,685,585.80
       Support Facility Receipts                                                            -
       Expenses                                                                        46,948.73
       Previous Unpaid Facility Int Chg - Liquidity                                         -
       Liquidity Interest Charge + Previous Unpaid                                    247,198.25
       Previous Unpaid Facility Int Chg  - Redraw Facility                                  -
       Redraw Interest Charge + Previous Unpaid                                             -
       Repayment of Liquidity Facility                                             15,581,686.35
       TOTAL INTEREST AMOUNT  - CLASS A-1 NOTES                                    29,099,044.35
                              - Class A-2 Notes                                     6,173,240.00
                              - Class B Notes                                         450,408.60
                              - Redraw Bonds -  series 1                                    -
                              - Redraw Bonds -  series 2                                    -

     REQUIRED INCOME AMOUNT                                                        55,961,731.09

     Income Shortfall                                                              13,579,546.47
     Liquidity Facility Draw                                                       13,579,546.47

     Principal Chargeoff Unreimbursement                                                    -
     Principal Chargeoff                                                                    -
     Total Principal Chargeoff Reimbursement Due                                            -

PAYMENT ALLOCATION CASCADE

       PRELIMINARY INCOME AMOUNT                                                   42,382,184.62
       Liquidity Facility Draw                                                     13,579,546.47

     AVAILABLE INCOME AMOUNT                                                       55,961,731.09



                                                                                                                          Monthly
                                                                               Due      Available            Paid      Allocation
                                                                     -------------  -------------   -------------   -------------
       Taxes                                                             86,689.69  55,961,731.09       86,689.69       86,689.69
       Trustee Fee                                                       41,052.63  55,875,041.40       41,052.63       41,052.63
       Security Trustee Fee                                                   -     55,833,988.77            -               -
       Manager Fee                                                      163,923.41  55,833,988.77      163,923.41      163,923.41
       Servicing Fee                                                  1,366,028.44  55,670,065.36    1,366,028.44    1,366,028.44
       Liquidity Commitment Fee                                          10,575.52  54,304,036.92       10,575.52       10,575.52
       Redraw Commitment Fee                                              9,349.32  54,293,461.40        9,349.32        9,349.32
       Support Facility Payments                                      2,685,585.80  54,284,112.08    2,685,585.80    2,685,585.80
       Support Facility Receipts                                              -     51,598,526.28            -               -
       Expenses                                                          46,948.73  51,598,526.28       46,948.73       46,948.73
       Liquidity Interest Charge                                        247,198.25  51,551,577.55      247,198.25      247,198.25
       Repayment of Liquidity Facility                               15,581,686.35  51,304,379.30   15,581,686.35   15,581,686.35

       Interest Amount Payable - Redraw Facility                              -     35,722,692.95            -                 -
                               - Class A-1 Notes                     29,099,044.35  35,722,692.95   29,099,044.35    29,099,044.35
                               - Class A-2 Notes                      6,173,240.00   6,623,648.60    6,173,240.00     6,173,240.00
                                 - Redraw Bonds - series 1                    -        450,408.60            -                -
                                 - Redraw Bonds - series 2                    -        450,408.60            -                -
                                 - Class B Notes                       450,408.60     450,408.60      450,408.60       450,408.60
     Total Principal Chargeoff Reimbursement                                  -             0.00            -               -

     EXCESS DISTRIBUTION                                                                                     0.00             0.00

     Unpaid Facility Int Chg  - Liquidity                                                                    -
                              - Redraw                                                                       -

     Unpaid Security Interest Amount - Class A-1 Notes                                                       -
                                     - Class A-2 Notes                                                       -
                                     - Class B Notes                                                         -
                                     - Redraw Bonds - series 1                                               -
                                     - Redraw Bonds - series 2                                               -

     FACILITIES OUTSTANDING
     Liquidity Commitment Facility Limit                                                            58,000,000.00
     Beginning Liquidity Commitment Facility                                                        42,418,313.65
     Previous Liquidity Facility Draw                                                               15,581,686.35
     Repayment of Liquidity Facility                                                                15,581,686.35
     Liquidity Facility Draw                                                                        13,579,546.47
     Ending Liquidity Commitment Facility                                                           44,420,453.53

     Redraw Commitment Facility Limit                                                               50,000,000.00
     Beginning Redraw Commitment Facility                                                           50,000,000.00
     Previous Redraw Facility Draw                                                                           -
     Previous Redraw Facility Draw - Chargeoffs                                                              -
     Repayment of Redraw Facility                                                                            -
     Repayment of Unreimbursed Chargeoffs                                                                    -
     Redraw Facility Draw - Unreimbursed Chargeoffs                                                          -
     Redraw Facility Available to Draw                                                              50,000,000.00
     Redraw Facility Draw                                                                                    -
     Ending Redraw  Commitment Facility                                                             50,000,000.00


INTEREST AND PRINCIPAL DISTRIBUTION  WORKSHEET

                                                                           Per Certificate        Aggregate
                                                                                  $                   $
                                                                           ---------------     ---------------

 INTEREST AMOUNT
     CLASS A-1 NOTES
     Unpaid Security Interest Amount (after last Distribution Date)                                     -
     Interest on  Unpaid Security Interest Amount                                   -                   -
     Security  Interest Amount                                                  2,744.68        29,099,044.35
     Total Interest Amount                                                                      29,099,044.35

     Unpaid Security Interest Amount (after last Distribution Date)                                      -
     Interest on  Unpaid Security Interest Amount                                                        -
     Security  Interest Amount                                                                   29,099,044.35
     Interest Amount Payable                                                    2,744.68         29,099,044.35
     Unpaid Security Interest Amount                                                                      -


     CLASS A-2 NOTES
     Unpaid Security Interest Amount (after last Distribution Date)                                       -
     Interest on  Unpaid Security Interest Amount                                   -                     -
     Security  Interest Amount                                                   1,543.31         6,173,240.00
     Total Interest Amount                                                                        6,173,240.00

     Unpaid Security Interest Amount (after last Distribution Date)                                       -
     Interest on  Unpaid Security Interest Amount                                                         -
     Security  Interest Amount                                                                    6,173,240.00
     Interest Amount Payable                                                     1,543.31         6,173,240.00
     Unpaid Security Interest Amount                                                                      -


     CLASS B NOTES
     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                    -                     -
     Security  Interest Amount                                                   1,668.18            450,408.60
     Total Interest Amount                                                                           450,408.60

     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                                          -
     Security  Interest Amount                                                                       450,408.60
     Interest Amount Payable                                                     1,668.18            450,408.60
     Unpaid Security Interest Amount                                                                       -


     REDRAW BONDS - SERIES 1
     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                    -                     -
     Security  Interest Amount                                                       -                     -
     Total Interest Amount                                                                                 -

     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                                          -
     Security  Interest Amount                                                                             -
     Interest Amount Payable                                                         -                     -
     Unpaid Security Interest Amount                                                                       -


     REDRAW BONDS - SERIES 2
     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                    -                     -
     Security  Interest Amount                                                       -                     -
     Total Interest Amount                                                                                 -

     Unpaid Security Interest Amount (after last Distribution Date)                                        -
     Interest on  Unpaid Security Interest Amount                                                          -
     Security  Interest Amount                                                                             -
     Interest Amount Payable                                                         -                     -
     Unpaid Security Interest Amount                                                                       -







                                                                           Per Certificate         Aggregate
                                                                                  $                    $
                                                                           ---------------     ----------------
     PRINCIPAL AMOUNT
     Principal Collections                                                                       130,464,362.88
     Principal Collections - Repurchases                                                              96,515.85
       less Repayment Of Redraw Facility                                                                   -
       less Total Customer Redraw                                                                (14,079,855.19)
       plus Redraw Facility Draw                                                                           -
       plus Redraw Bonds Issue this month                                                                  -
       Aggregate Principal Damages from Seller & Servicer                                                  -

       Principal Chargeoff Reimbursement - Class B Notes                                                   -
                                         - Class A-1 Notes                                                 -
                                         - Class A-2 Notes                                                 -
                                           - Redraw Bonds - Series 1                                       -
                                           - Redraw Bonds - Series 2                                       -
                                           - Redraw Facility                                               -

       Principal rounding b/f                                                                              2.00

       Scheduled Principal Amount                                            8,409,674.01

       Scheduled Principal Amount less redraws                               8,409,674.01

       Unscheduled Principal Amount - Partial Prepayment                    85,169,364.25
       Unscheduled Principal Amount - Full Prepayment                       36,981,840.47
       Unscheduled Principal Amount - less redraws + C/O Reim              108,071,349.53

       Total Available Principal Amount for Redraw Bonds                                        116,481,025.54

       Principal Distribution - Redraw Bonds - Series 1                              -                    -
       Principal Distribution - Redraw Bonds - Series 2                              -                    -

       Principal rounding b/f                                                                              2.00
       Total Unscheduled Principal Amount                                                        108,071,349.53
       Total Scheduled Principal Amount                                                            8,409,674.01
       Total Available Principal Amount for Notes                                                116,481,025.54

       PRINCIPAL ALLOCATION
       Class A Percentage via Stepdown                                                 100%                  50%
       Class A Available Principal Payment
               Class A-1 Principal Payment                                        9055.23         96,003,607.36
               Class A-2 Principal Payment                                        5093.57         20,374,280.00
      Class B Principal Payment                                                    381.99            103,137.30

      Principal rounding c/f                                                                               0.88

      Outstanding Principal - beginning period                                                 2,191,650,031.90
         less Principal Repayment                                                               (130,560,878.73)
         plus Total Customer Redraw                                                               14,079,855.19
         less Principal Losses                                                                             -
      Outstanding Principal - Closing period                                                   2,075,169,008.36


      PRINCIPAL LOSSES
      Principal Losses                                                                                     -
         Principal Draw Amount - Pool Mortgage Insurance
         Policy                                                                                            -
         Principal Draw Amount - Individual Mortgage Insurance Policy                                      -
     Net Principal Losses                                                                                  -

     Principal Chargeoff - Class B Notes                                                                   -
                         - Class A-1 Notes                                                                 -
                         - Class A-2 Notes                                                                 -
                           - Redraw Bonds Series 1                                                         -
                           - Redraw Bonds Series 2                                                         -
                           - Redraw Facility                                                               -

     CLASS A-1 NOTES
     Beginning Unreimbursed Principal Chargeoffs                                                           -
     Principal Chargeoff                                                                                   -
     Principal Chargeoff Reimbursement                                                                     -
     Ending Unreimbursed Principal Chargeoffs                                                              -

     CLASS A-2 NOTES
     Beginning Unreimbursed Principal Chargeoffs                                                           -
     Principal Chargeoff                                                                                   -
     Principal Chargeoff Reimbursement                                                                     -
     Ending Unreimbursed Principal Chargeoffs                                                              -




                                                                           Per Certificate         Aggregate
                                                                                  $                    $
                                                                           ---------------     ----------------

     CLASS B NOTES
     Beginning Unreimbursed Principal Chargeoffs
                                                                                                            -
     Principal Chargeoff
                                                                                                            -
     Principal Chargeoff Reimbursement
                                                                                                            -
     Ending Unreimbursed Principal Chargeoffs
                                                                                                            -

     REDRAW BONDS - SERIES 1
     Beginning Unreimbursed Principal Chargeoffs                                                            -
     Principal Chargeoff                                                                                    -
     Principal Chargeoff Reimbursement                                                                      -
     Ending Unreimbursed Principal Chargeoffs                                                               -

     redraw bonds - series 2
     Beginning Unreimbursed Principal Chargeoffs                                                            -
     Principal Chargeoff                                                                                    -
     Principal Chargeoff Reimbursement                                                                      -
     Ending Unreimbursed Principal Chargeoffs                                                               -

     REDRAW FACILITY
     Beginning Unreimbursed Principal Chargeoffs                                                            -
     Principal Chargeoff                                                                                    -
     Principal Chargeoff Reimbursement                                                                      -
     Ending Unreimbursed Principal Chargeoffs                                                               -



INVESTORS BALANCE OUTSTANDING WORKSHEET
---------------------------------------
                                                                                   Aggregate               Aggregate
                                                                                      US$                     A$
                                                                                ----------------       -----------------

     CLASS A-1 NOTES
     Initial Invested Amount                                                    1,060,200,000.00       1,884,800,000.00
       previous Principal Distribution                                             55,673,752.50          98,975,560.00
       Principal Distribution for current period                                   54,002,029.14          96,003,607.36
     Total Principal Distribution to date                                         109,675,781.64         194,979,167.36
     Beginning Invested Amount                                                  1,004,526,247.50       1,785,824,440.00
     Ending Invested Amount                                                       950,524,218.36       1,689,820,832.64
     Unreimbursed Principal Chargeoffs                                                      -                      -
     Beginning Stated Amount                                                    1,004,526,247.50       1,785,824,440.00
     Ending Stated Amount                                                         950,524,218.36       1,689,820,832.64


     CLASS A-2 NOTES
     Initial Invested Amount                                                                             400,000,000.00
       previous Principal Distribution                                                                    21,005,000.00
       Principal Distribution for current period                                                          20,374,280.00
     Total Principal Distribution to date                                                                 41,379,280.00
     Beginning Invested Amount                                                                           378,995,000.00
     Ending Invested Amount                                                                              358,620,720.00
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                             378,995,000.00
     Ending Stated Amount                                                                                358,620,720.00


     CLASS B NOTES
     Initial Invested Amount                                                                              27,000,000.00
       previous Principal Distribution                                                                       169,406.10
       Principal Distribution for current period                                                             103,137.30
     Total Principal Distribution to date                                                                    272,543.40
     Beginning Invested Amount                                                                            26,830,593.90
     Ending Invested Amount                                                                               26,727,456.60
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                              26,830,593.90
     Ending Stated Amount                                                                                 26,727,456.60


     REDRAW BONDS - SERIES 1
     Previous Initial Invested Amount                                                                              -
     Initial Invested Amount                                                                                       -
       Principal Distribution (after last Distribution Date)                                                       -
       Principal Distribution for current period                                                                   -
     Total Principal Distribution to date                                                                          -
     Beginning Invested Amount                                                                                     -
     Ending Invested Amount                                                                                        -
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                                       -
     Ending Stated Amount                                                                                          -

     REDRAW BONDS - SERIES 2
     Previous Initial Invested Amount                                                                              -
     Initial Invested Amount                                                                                       -
       Principal Distribution (after last Distribution Date)                                                       -
       Principal Distribution for current period                                                                   -
     Total Principal Distribution to date                                                                          -
     Beginning Invested Amount                                                                                     -
     Ending Invested Amount                                                                                        -
     Unreimbursed Principal Chargeoffs                                                                             -
     Beginning Stated Amount                                                                                       -
     Ending Stated Amount                                                                                          -





                                                                                   Aggregate               Aggregate
                                                                                      US$                     A$
                                                                                ----------------       -----------------

     AVERAGE MONTHLY PERCENTAGE
     Current Balance of Arrears greater than 60 Days                                                       2,419,199.73
     Current Outstanding Loan Balance                                                                  2,075,169,008.36
     Average Monthly Percentage                                                                                    0.00
     Monthly Percentage - Current Period                                                                           0.00
     Monthly Percentage Month 2                                                                                    0
     Monthly Percentage Month 3                                                                                    -
     Monthly Percentage Month 4                                                                                    -
     Monthly Percentage Month 5                                                                                    -
     Monthly Percentage Month 6                                                                                    -
     Monthly Percentage Month 7                                                                                    -
     Monthly Percentage Month 8                                                                                    -
     Monthly Percentage Month 9                                                                                    -
     Monthly Percentage Month 10                                                                                   -
     Monthly Percentage Month 11                                                                                   -
     Monthly Percentage Month 12                                                                                   -

     STEPDOWN CONDITIONS
     Years since initial Determination Date                                                                        0.75
     Required Subordinated Percentage                                                                              -
     Available Subordinated Percentage                                                                             0.01
     Aggregate Unreimbursed Principal Chargeoffs                                                                   -
     Required Class B Stated Amount Outstanding                                                            5,712,000.00
     Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                         8,100,000.00
     Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                         2,700,000.00
     5 <= Year < 6, Unreim C/O Maximum                                                                     8,100,000.00
     6 <= Year < 7, Unreim C/O Maximum                                                                     9,450,000.00
     7 <= Year < 8, Unreim C/O Maximum                                                                    10,800,000.00
     8 <= Year < 9, Unreim C/O Maximum                                                                    12,150,000.00
     9 <= Year, Unreim C/O Maximum                                                                        13,500,000.00
     Stepdown Condition less than 5 years                                                                      TRUE
     Stepdown Condtion greater than & equal to 5 years                                                         FALSE
     Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                            TRUE
     Year - Stepdown Condition Test
     5                                                                                                         TRUE
     6                                                                                                         TRUE
     7                                                                                                         TRUE
     8                                                                                                         TRUE
     9                                                                                                         TRUE
     Year - Stepdown Class A Criteria                       FALSE               TRUE                    Class A Percentage
     0                                                           1                  0.5                           0.50
     1                                                           1                  0.5                           0.50
     2                                                           1                  0.5                           0.50
     3                                                           1                  0                             -
     4                                                           1                  0                             -
     5                                                           1                  0.7                           1.00
     6                                                           1                  0.6                           1.00
     7                                                           1                  0.4                           1.00
     8                                                           1                  0.2                           1.00
     9                                                           1                  0                             1.00
     10                                                          0                  0                             -



     STEPUP CONDITIONS

     Step-up Date                                                                                       December 18, 2007
     Stepup margin - Class A-1 Notes                                                                             0.57240%
                   - Class A-2 Notes                                                                              0.7000%


                                                                    EXHIBIT 99.2


                    Form 6-K Required Collateral information

                         Series 2000-2G Medallion Trust


        Series 2000-2G Medallion Trust Data as at opening of business on the preceding determination date of March 1, 2001



OUTSTANDING MORTGAGE BALANCE (AUD)
----------------------------------

                                                         Amount          WAC
                                                  -------------       -------

   - Variable Rate Housing Loans                 $1,546,213,580        7.26%
   - Fixed 1 Year                                   $82,261,332        6.84%
   - Fixed 2 Year                                  $246,129,499        7.09%
   - Fixed 3 Year                                  $105,297,490        7.09%
   - Fixed 4 Year                                   $91,136,273        7.59%
   - Fixed 5 Year                                    $7,858,032        7.68%

   Total Pool                                    $2,078,896,206        7.23%







DELINQUENCY INFORMATION
-----------------------

                       No. of Loans   %of Pool   AUD amount of Loans   % of Pool
                       ------------   --------   -------------------   ---------

    31-60 days             22           0.11%      $2,870,749.78         0.14%
    61-90 days             11           0.06%      $1,162,770.74         0.06%
    90+ days               10           0.05%      $1,256,428.99         0.06%

Mortgagee In Possession     0           0.00%          $0.00             0.00%

                                  EXHIBIT 13.3



         Quarterly Servicing Report for the June 18, 2001 Payment Date,
                               filed on form 6-K

                                                                    EXHIBIT 13.3
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the Collection Period ending 31 May 2001.

Securitisation Advisory Services Pty Limited, as manager of the Series 2000-2G
---------------------------------------------
Medallion Trust
                 (Translation of registrant's name into English)

              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
              ----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [X]        Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]       No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
   ---------------------

OTHER EVENTS


On September 14, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-2G Medallion Trust (the Trust), publicly issued US$1,060,200,000 of Class A-1 Mortgage Backed Floating Rate Notes due December 18, 2031 (the Notes) pursuant to a registration statement (No. 333- 44600 ) declared effective on August 30, 2000. Securitisation Advisory Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,590,300 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,058,609,700 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On December 18, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On March 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On June 18, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-2G Medallion Trust, by the undersigned, thereunto duly authorised.


                          Securitisation Advisory Services Pty Limited,
                          As Manager for the Series 2000-2G Medallion Trust,
                          --------------------------------------------------
                          (Registrant)



Dated: June, 2001                     By:   /s/ Tim See
                                         ---------------------------------------
                                         Name:  Tim See
                                         Title: Authorised Officer

                                 EXHIBIT INDEX


EXHIBIT            DESCRIPTION
-------            -----------

99.1               The Quarterly Servicing Report for the Distribution Date on
                   June 18, 2001.

                                                                    EXHIBIT 99.1

                    FORM 6-K REQUIRED COLLATERAL INFORMATION

          SERIES 2000-2G MEDALLION TRUST SERIES 2000-2G MEDALLION TRUST


 SERIES 2000-2G MEDALLION TRUST DATA AS AT OPENING OF BUSINESS ON THE PRECEDING
                       DETERMINATION DATE OF JUNE 1, 2001



OUTSTANDING MORTGAGE BALANCE (AUD)
                                                  AMOUNT             WAC
--------------------------------------------------------------------------------
          - Variable Rate Housing Loans        $1,437,841,487       6.66%
          - Fixed 1 Year                       $   72,876,905       6.66%
          - Fixed 2 Year                       $  263,440,277       7.11%
          - Fixed 3 Year                       $  121,527,119       7.16%
          - Fixed 4 Year                       $   39,298,830       7.77%
          - Fixed 5 Year                       $    6,456,142       6.84%
          Total Pool                           $1,941,440,760       6.78%
--------------------------------------------------------------------------------




                                                    AUD AMOUNT
DELINQUENCY INFORMATION      NO OF LOANS  %OF POOL    OF LOANS   % OF POOL
--------------------------------------------------------------------------------
         31-60 days               34      0.18%    $3,999,166.47   0.20%
         61-90 days               13      0.07%    $1,967,565.73   0.10%
         90+ days                 13      0.07%    $1,296,446.00   0.07%

Mortgagee In Possession            0      0.00%$            0.00   0.00%
--------------------------------------------------------------------------------

SERIES 2000-2G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE
--------------------------------------------------------------
Quarterly Summary Distribution Details

Reporting Dates
---------------
Closing Date                                                                                       14-Sep-00
Determination Date                                                                                 01-Jun-01
Notice Date                                                                                        15-Jun-01
Distribution Date                                                                                  18-Jun-01
Start Accrual Period                                                                               19-Mar-01
End Accrual Period                                                                                 18-Jun-01
No. of Days in Accrual Period                                                                             91
Start Collection Period                                                                            01-Mar-01
End Collection Period                                                                              31-May-01
No. of Days in Collection Period                                                                          92
Distribution Month                                                                                       Yes


            Securities on Issue                    No. of           Initial Invested      Initial Invested
            -------------------                 Certificates          Amount (US$)           Amount (A$)
                                                ------------        ----------------      ----------------
Class A-1 Notes                                          10.602     1,060,200,000.00           1,884,800,000
Class A-2 Notes                                           4,000            -                     400,000,000
Class B Notes                                               270            -                      27,000,000
Redraw Bond - series 1                                        0            -                      -
Redraw Bond - series 2                                        0            -                      0

US$/A$ exchange rate at issue                            0.5625


INTEREST RATE FOR ACCRUAL PERIOD
--------------------------------                                         Bank         Interest     Interest
                                                                      Bill Rate        Margin        Rate
                                                                      ---------       --------     --------
Class A-1 Notes (payable to Currency Swap Provider)                     4.9483%        0.3724%      5.32070%
Class A-2 Notes                                                         4.9483%        0.3700%       5.3183%
Class B Notes                                                           4.9483%        0.5700%       5.5183%
Redraw Bond - series 1                                                  0.0000%              -       0.0000%
Redraw Bond - series 2                                                  0.0000%              -       0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period                 4.9483%
Facilities BBSW                                                         4.9483%


DISTRIBUTION PAYABLE ON DISTRIBUTION DATE                                        Per Cert.       Aggregate
-----------------------------------------                                       ----------     -------------

Total Interest Amount
   Class A-1 Notes                                                                 2,114.31    22,415,967.53
   Class A-2 Notes                                                                 1,188.76     4,755,040.00
   Class B Notes                                                                   1,361.90       367,713.00
   Redraw Bond - series 1                                                                 -                -
   Redraw Bond - series 2                                                                 -                -
Principal:
   Class A-1 Notes                                                                10,670.84   113,132,292.80
   Class A-2 Notes                                                                 6,002.35    24,009,400.00
   Class B Notes                                                                     393.83       106,334.10
   Redraw Bond - series 1                                                                 -                -
   Redraw Bond - series 2                                                                 -                -
Total:
   Class A-1 Notes                                                                12,785.15   135,548,260.43
   Class A-2 Notes                                                                 7,191.11    28,764,440.00
   Class B Notes                                                                   1,755.73       474,047.10
   Redraw Bond - series 1                                                                 -                -
   Redraw Bond - series 2                                                                 -                -
   Total                                                                          21,731.99   164,786,747.53

POOL FACTORS
------------                                                                      Last            Current
                                                                              Distribution      Distribution
                                                                                  Date             Date
                                                                              ------------      ------------
   Class A-1 Notes                                                              0.89655180        0.83652830
   Class A-2 Notes                                                              0.89655180        0.83652830
   Class B Notes                                                                0.98990580        0.98596750
   Redraw Bond - series 1                                                                -                 -
   Redraw Bond - series 2                                                                -                 -

QUARTERLY CASHFLOW WORKING SHEET                                          Per Certificate      Aggregate
--------------------------------                                                 $                 $
   Finance Charge Collections                                                                  35,749,361.40
   Finance Charge Collections - Repurchases                                                                -
   Finance Charge Damages                                                                                  -
   Income due to Seller                                                                                    -
   Other Income                                                                                 1,984,380.40
Preliminary Income Amount                                                                      37,733,650.89

   Taxes                                                                                          101,490.46
   Trustee Fee                                                                                     39,455.40
   Security Trustee Fee                                                                                    -
   Manager Fee                                                                                    153,211.27
   Servicing Fee                                                                                1,293,427.27
   Liquidity Commitment Fee                                                                        11,074.69
   Redraw Commitment Fee                                                                            9,349.32
   Support Facility Payments                                                                    4,859,278.01
   Support Facility Receipts                                                                               -
   Expenses                                                                                        25,484.82
   Previous Unpaid Facility Int Chg - Liquidity                                                            -
   Liquidity Interest Charge + Previous Unpaid                                                    174,289.94
   Previous Unpaid Facility Int Chg - Redraw Facility                                                      -
   Redraw Interest Charge + Previous Unpaid                                                                -
   Repayment of Liquidity Facility                                                             13,579,516.47
   Total Interest Amount - Class A-1 Notes                                                     22,415,967.63
                               - Class A-2 Notes                                                4,755,040.00
                               - Class B Notes                                                    367,713.00
                               - Redraw Bonds - series 1                                                   -
                               - Redraw Bonds - series 2                                                   -
REQUIRED INCOME AMOUNT                                                                         47,787,32.27

Income Shortfall                                                                               10,053,677.38
Liquidity Facility Draw                                                                        10,053,677.38

Principal Chargeoff Unreimbursement                                                                        -
Principal Chargeoff                                                                                        -
Total Principal Chargeoff Reimbursement Due                                                                -

PAYMENT ALLOCATION CASCADE
--------------------------
   Preliminary Income Amount                                                                   37,733,650.89
   Liquidity Facility Draw                                                                     10,053,677.38
Available Income Amount                                                                        47,787,328.27

                                                                                            Quarter to Date
                                                                                              Allocation/
                                                              Due            Available        Distribution
                                                           -------------    -------------   ----------------
Taxes                                                         101,490.46     47,787,328.27        101,490.46
Trustee Fee                                                    39,455.40     47,685,837.81         39,455.40
Security Trustee Fee                                                   -     47,646,382.41                 -
Manager Fee                                                   155,211.27     47,646,382.41        155,311.27
Servicing Fee                                               1,293,427.26     47,491,171.14      1,293,427.26
Liquidity Commitment Fee                                       11,074.69     46,197,743.88         11,074.69
Redraw Commitment Fee                                           9,349.32     46,186,669.19          9,349.32
Support Facility Payments                                   4,859,278.01     46,177,319.87      4,859,278.01
Support Facility Receipts                                              -     41,318,041.86                 -
Expenses                                                       35,484.82     41,318,041.86         25,484.82
Liquidity Interest Charge                                     174,289.94     41,292,557.04        174,389.94
Repayment of Liquidity Facility                            13,579,546.47     41,118,267.10     13,579,546.47
Interest Amount Payable - Redraw Facility                              -     27,538,720.63                 -
                      - Class A-1 Notes                    22,415,967.63     27,538,720.63     22,415,967.63
                      - Class A-2 Notes                     4,755,040.00      5,122,753.00      4,755,040.00
                      - Redraw Bonds - series 1                        -        367,713.00                 -
                      - Redraw Bonds - series 2                        -        367,713.00                 -
                      - Class B Notes                         367,713.00        367,713.00        367,713.00
Total Principal Chargeoff Reimbursement                                -              0.00                 -
Excess Distribution                                                                                     0.00

Unpaid Facility Int Chg - Liquidity                                                                        -
                             - Redraw                                                                      -
Unpaid Security Interest Amount - Class A-1 Notes                                                          -
                                    - Class A-2 Notes                                                      -
                                    - Class B Notes                                                        -
                                    - Redraw Bonds - series 1                                              -
                                    - Redraw Bonds - serues 2                                              -

FACILITIES OUTSTANDING
----------------------

Liquidity Commitment Facility Limit                                                            58,000,000.00
Beginning Liquidity Commitment Facility                                                        44,420,453.53
Previous Liquidity Facility Draw                                                               13,579,546.47
Repayment of Liquidity Facility                                                                13,579,546.47
Liquidity Facility Draw                                                                        10,053,677.38
Ending Liquidity Commitment Facility                                                           47,946,322.62

Redraw Commitment Facility Limit                                                               50,000,000.00
Beginning Redraw Commitment Facility                                                           50,000,000.00
Previous Redraw Facility Draw                                                                              -
Previous Redraw Facility Draw - Chargeoffs                                                                 -
Repayment of Redraw Facility                                                                               -
Repayment of Unreimbursement Chargeoffs                                                                    -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                             -
Redraw Facility Available to Draw                                                              50,000,000.00
Redraw Facility Draw                                                                                       -
Ending Redraw Commitment Facility                                                              50,000,000.00

INTEREST AND PRINCIPAL DISTRIBUTION WORKSHEET
---------------------------------------------

                                                                         Per Certificate        Aggregate
                                                                                $                   $
                                                                         ---------------       ------------
INTEREST AMOUNT
----------------
CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                         2,114.31      22,415,967.63
Total Interest Amount                                                                          22,415,967.63

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                                       22,415,967.63
Total Interest Amount                                                            2,114.31      22,415,967.63
Unpaid Security Interest Amount                                                                            -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                         1,188.76       4,755,040.00
Total Interest Amount                                                                           4,755,040.00

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                         1,188.76       4,755,040.00
Total Interest Amount                                                                           4,755,040.00
Unpaid Security Interest Amount                                                                            -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                         1,361.90         367,713.00
Total Interest Amount                                                                             367,713.00

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                         1,361.90         367,713.00
Total Interest Amount                                                                             367,713.00
Unpaid Security Interest Amount                                                                            -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -
Unpaid Security Interest Amount                                                                            -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                             -                  -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -

Unpaid Security Interest Amount (after last Distribution Date)                                             -
Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                                -                  -
Total Interest Amount                                                                                      -
Unpaid Security Interest Amount                                                                            -



PRINCIPAL AMOUNT
----------------
Principal Collections                                                                         152,792,749.00
Principal Collections - Repurchases                                                                        -
  less Repayment Of Redraw Facility                                                                        -
  less Total Customer Redraw                                                                  (15,544,722.55)
  plus Redraw Facility Draw                                                                                -
  plus Redraw Bonds Issue this month                                                                       -
  Aggregate Principal Damages from Seller & Servicer                                                       -
Principal Chargeoff Reimbursement - Class B Notes                                                          -
                                  - Class A-1 Notes                                                        -
                                  - Class A-2 Notes                                                        -
                                  - Redraw Bonds - Series 1                                                -
                                  - Redraw Bonds - Series 2                                                -
                                  - Redraw Facility                                                        -
Principal rounding b/f                                                                                  0.88

  Schedule Principal Amount                                                  8,239,070.57
  Schedule Principal Amount less redraws                                     8,239,070.57
  Unscheduled Principal Amount - Partial Prepayment                         94,129,906.88
  Unscheduled Principal Amount - Full Prepayment                            50,423,771.55
  Unscheduled Principal Amount - less redraws + C/O Reim                   129,008,955.88

Total Available Principal Amount for Redraw Bonds                                             137,348,027.33

Principal Distribution - Redraw Bonds - Series 1                                        -                  -
Principal Distribution - Redraw Bonds - Series 2                                        -                  -

Principal rounding off                                                                                  0.88
Total Unscheduled Principal Amount                                                            129,008,955.88
Total Scheduled Principal Amount                                                                8,239,070.57
Total Available Principal Amount for Notes                                                    137,248,027.33

PRINCIPAL ALLOCATIONS
---------------------
Class A Percentage via Stepdown                                                                         100%
Class A Available Principal Payment
  Class A-1 Principal Payment                                                   10,670.84     113,132,292.80
  Class A-2 Principal Payment                                                    6,002.35      24,009,400.00
Class B Principal Payment                                                          393.83         106,534.10

Principal rounding off                                                                                  0.43

Outstanding Principal - beginning period                                                    2,075,169,008.36
less Principal Repayment                                                                    (152,792,749.00)
plus Total Customer Redraw                                                                     15,544,722.55
less Principal Losses                                                                                      -
Outstanding Principal - Closing period                                                      1,937,920,981.91

PRINCIPAL LOSSES
----------------
Principal Losses                                                                                           -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                   -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                             -
Net Principal Losses                                                                                       -
Principal Chargeoff - Class B Notes                                                                        -
                      - Class A-1 Notes                                                                    -
                      - Class A-2 Notes                                                                    -
                      - Redraw Bonds - Series 1                                                            -
                      - Redraw Bonds - Series 2                                                            -
                      - Redraw Facility                                                                    -
                                                                                                           -
CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                -
Principal Chargeoff                                                                                        -
Principal Chargeoff Reimbursement                                                                          -
Ending Unreimbursed Principal Chargeoffs                                                                   -

INVESTORS BALANCE OUTSTANDING WORKSHEET
---------------------------------------

                                                                           Aggregate           Aggregate
                                                                              US$                  A$
                                                                         ----------------   ----------------

CLASS A-1 NOTES
Initial Invested Amount                                                  1,060,200,000.00   1,884,800,000.00
  previous Principal Distribution                                          109,675,781.64     194,979,167.36
  Principal Distribution for current period                                 63,636,914.70     113,132,292.80
Total Principal Distribution to date                                       173,312,096.34     308,111,460.16
Beginning Invested Amount                                                  950,524,218.36   1,689,820,832.64
Ending Invested Amount                                                     886,887,303.66   1,576,688,530.84
Unreimbursed Principal Chargeoffs                                                       -                  -
Beginning Stated Amount                                                    950,524,218.36   1,689,320,832.64
Ending Stated Amount                                                       886,887,303.66   1,576,688,539.84

CLASS A-2 NOTES
Initial Invested Amount                                                                       400,000,000.00
  previous Principal Distribution                                                              41,379,280.00
  Principal Distribution for current period                                                    24,009,400.00
Total Principal Distribution to date                                                           65,388,680.00
Beginning Invested Amount                                                                     358,620,720.00
Ending Invested Amount                                                                        334,611,320.00
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                       358,620,730.00
Ending Stated Amount                                                                          334,611,320.00

CLASS B NOTES
Initial Invested Amount                                                                        27,000,000.00
  previous Principal Distribution                                                                 272,543.40
  Principal Distribution for current period                                                       106,334.10
Total Principal Distribution to date                                                              378,877.50
Beginning Invested Amount                                                                      26,727,456.60
Ending Invested Amount                                                                         26,621,122.50
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                        26,727,456.60
Ending Stated Amount                                                                           26,621,122.50

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                           -
Initial Invested Amount                                                                                    -
  Principal Distribution (after last Distribution Date)                                                    -
  Principal Distribution for current period                                                                -
Total Principal Distribution to date                                                                       -
Beginning Invested Amount                                                                                  -
Ending Invested Amount                                                                                     -
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                                    -
Ending Stated Amount                                                                                       -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                           -
Initial Invested Amount                                                                                    -
  Principal Distribution (after last Distribution Date)                                                    -
  Principal Distribution for current period                                                                -
Total Principal Distribution to date                                                                       -
Beginning Invested Amount                                                                                  -
Ending Invested Amount                                                                                     -
Unreimbursed Principal Chargeoffs                                                                          -
Beginning Stated Amount                                                                                    -
Ending Stated Amount                                                                                       -




AVERAGE MONTHLY PERCENTAGE
--------------------------

Current Balance of Arrears greater than 60 Days                                                 3,264,011.73
Current Outstanding Loan Balance                                                            1,937,920,981.91
Average Monthly Percentage                                                                              0.00
Monthly Percentage - Current Period                                                                     0.00
Monthly Percentage Month 2                                                                              0.00
Monthly Percentage Month 3                                                                              0.00
Monthly Percentage Month 4                                                                              0.00
Monthly Percentage Month 5                                                                              0.00
Monthly Percentage Month 6                                                                                 -
Monthly Percentage Month 7                                                                                 -
Monthly Percentage Month 8                                                                                 -
Monthly Percentage Month 9                                                                                 -
Monthly Percentage Month 10                                                                                -
Monthly Percentage Month 11                                                                                -
Monthly Percentage Month 12                                                                                -


STEPDOWN CONDITIONS
-------------------
Years since initial Determination Date                                                                  0.75
Required Subordinated Percentage                                                                           -
Available Subordinated Percentage                                                                       0.01
Aggregate Unreimbursed Principal Chargeoffs                                                                -
Required Class B Stated Amount Outstanding                                                      5,712,000.00
Year < 5.2% Avg. Mo. Perc. Unreim C/O Maximum                                                   8,100,000.00
Year < 5.4% Avg. Mo. Perc. Unreim C/O Maximum                                                   2,700,000.00
5 <= Year < 6, Unreim C/O Maximum                                                               8,100,000.00
6 <= Year < 7, Unreim C/O Maximum                                                               9,450,000.00
7 <= Year < 8, Unreim C/O Maximum                                                              10,800,000.00
8 <= Year < 9, Unreim C/O Maximum                                                              12,150,000.00
9 <= Year, Unreim C/O Maximum                                                                  13,500,000.00
Stepdown Condition less than 5 years                                                                    TRUE
Stepdown Condition greater than & equal to 5 years                                                     FALSE
Year < 5.2% Avg. Mo. Perc. Unreim C/O Maximum                                                           TRUE
Year - Stepdown Condition Test
5                                                                                                       TRUE
6                                                                                                       TRUE
7                                                                                                       TRUE
8                                                                                                       TRUE
9                                                                                                       TRUE
Year - Stepdown Class A Criteria                                FALSE              TRUE     Class A Percentage
0                                                                   1               0.5                 0.50
1                                                                   1               0.5                 0.50
2                                                                   1               0.5                 0.50
3                                                                   1                 0                    -
4                                                                   1                 0                    -
5                                                                   1               0.7                  1.0
6                                                                   1               0.6                  1.0
7                                                                   1               0.4                  1.0
8                                                                   1               0.2                  1.0
9                                                                   1                 0                  1.0
10                                                                  0                 0                    -

STEPUP CONDITIONS
-----------------
Stepup Date                                                                                December 18, 2007
Stepup margin - Class A-1 Notes                                                                        0.006
                   - Class A-2 Notes                                                                   0.007


                                  EXHIBIT 13.4


             Servicing Report - Aggregate Totals for the Fiscal Year

                                                                    EXHIBIT 13.4

SERIES 2000-2G MEDALLION TRUST AGGREGATED ANNUAL SERVICERS CERTIFICATE
----------------------------------------------------------------------

Summary Distribution Details

REPORTING DATES
Closing Date                                                                                             14-Sep-00
Distribution Dates:                                                                                      18-Dec-00
                                                                                                         19-Mar-01
                                                                                                         18-Jun-01

Start Collection Period                                                                                  14-Sep-00
End Collection Period                                                                                    31-May-01
No. Of Days in Collection Period                                                                               260


SECURITIES ON ISSUE                                     No. of              Initial Invested      Initial Invested
                                                        Certificates           Amount (US$)          Amount (A$)
                                                        ------------        ----------------      ----------------

Class A-1 Notes                                             10,602           1,060,200,000          1,884,800,000
Class A-2 Notes                                              4,000                       -            400,000,000
Class B Notes                                                  270                       -             27,000,000
Redraw Bond - series 1                                           0                       -                      -
Redraw Bond - series 2                                           0                       -                      0

US$/A$ exchange rate at issue                               0.5625

AGGREGATED DISTRIBUTIONS 14 SEPTEMBER 2000 TO 30 JUNE 2001                      PER CERT.              AGGREGATE
----------------------------------------------------------                      ---------              ---------

Total Interest Amount:
     Class A-1 Notes                                                             8,044.69            85,289,803.38
     Class A-2 Notes                                                             4,523.40            18,093,600.00
     Class B Notes                                                               4,873.47             1,315,836.90
     Redraw Bond - series 1                                                         -                      -
     Redraw Bond - series 2                                                         -                      -
Principal:
     Class A-1 Notes                                                            29,061.62           308,111,460.16
     Class A-2 Notes                                                            16,347.17            65,388,680.00
     Class B Notes                                                               1,403.25               378,877.50
     Redraw Bond - series 1                                                         -                      -
     Redraw Bond - series 2                                                         -                      -
Total:
     Class A-1 Notes                                                            37,106.31           393,401,263.54
     Class A-2 Notes                                                            20,870.57            83,482,280.00
     Class B Notes                                                               6,276.72             1,694,714.40
     Redraw Bond - series 1                                                         -                      -
     Redraw Bond - series 2                                                         -                      -
     Total                                                                      64,253.60           478,578,257.94


POOL FACTORS                                                                     14/09/00              30/06/01
------------                                                                     --------              --------

     Class A-1 Notes                                                            1.00000000            0.83652830
     Class A-2 Notes                                                            1.00000000            0.83652830
     Class B Notes                                                              1.00000000            0.98596750
     Redraw Bond - series 1
     Redraw Bond - series 2

AGGREGATED CASHFLOW WORKING SHEET
---------------------------------
                                                                            Per Certificate          Aggregate
                                                                                   $                      $
                                                                            ---------------        --------------
     Finance Charge Collections                                                                    115,480,613.26
     Finance Charge Collections - Repurchases                                                           12,171.09
     Finance Charge Damages                                                                                  -
     Income due to Seller                                                                          (14,578,554.34)
     Other Income                                                                                    5,178,077.85
Preliminary Income Amount                                                                          106,092,307.86

REQUIRED INCOME AMOUNT                                                                             116,145,995.40

Income Shortfall                                                                                    10,053,687.54
Liquidity Facility Draw                                                                             10,053,687.54

Principal Chargeoff Unreimbursement                                                                          -
Principal Chargeoff                                                                                          -
Total Principal Chargeoff Reimbursement Due                                                                  -

Preliminary Income Amount                                                                          106,092,307.86
Liquidity Facility Draw                                                                             10,053,687.54
Available Income Amount                                                                            116,145,995.40


                                                                                               Allocation/Distribution
Excess Distribution                                                                                          -

Unpaid Facility Int Chg - Liquidity                                                                          -
                        - Redraw                                                                             -
Unpaid Security Interest Amount - Class A-1 Notes                                                            -
                                - Class A-2 Notes                                                            -
                                - Class B Notes                                                              -
                                - Redraw Bonds - series 1                                                    -
                                - Redraw Bonds - series 2                                                    -

FACILITIES OUTSTANDING
----------------------

                                                                            Per Certificate          Aggregate
                                                                                   $                      $
                                                                            ---------------        --------------
Liquidity Commitment Facility Limit                                                                 58,000,000.00
Beginning Liquidity Commitment Facility                                                                      -
Previous Liquidity Facility Draw                                                                             -
Repayment of Liquidity Facility                                                                              -
Liquidity Facility Draw                                                                             10,053,687.54
Ending Liquidity Commitment Facility                                                                47,946,312.46

Redraw Commitment Facility Limit                                                                    50,000,000.00
Beginning Redraw Commitment Facility                                                                50,000,000.00
Previous Redraw Facility Draw                                                                                -
Previous Redraw Facility Draw - Chargeoffs                                                                   -
Repayment of Redraw Facility                                                                                 -
Repayment of Unreimbursed Chargeoffs                                                                         -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                               -
Redraw Facility Available to Draw                                                                   50,000,000.00
Redraw Facility Draw                                                                                         -
Ending Redraw Commitment Facility                                                                   50,000,000.00



INTEREST AND PRINCIPAL DISTRIBUTION WORKSHEET
---------------------------------------------

INTEREST AMOUNT
---------------
CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                       -                        -
Interest on Unpaid Security Interest Amount                                                                   -
Security Interest Amount                                                         8,044.69            85,289,803.38
Total Interest Amount                                                                                85,289,803.38

Unpaid Security Interest Amount (after last                                                                   -
Distribution Date)
Interest on Unpaid Security Interest Amount                                                                   -
Security Interest Amount                                                                             85,289,803.38
Interest Amount Payable                                                          8,044.69            85,289,803.38
Unpaid Security Interest Amount                                                                               -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last                                                                   -
Distribution Date)
Interest on Unpaid Security Interest Amount                                          -                        -
Security Interest Amount                                                         4,523.40            18,093,600.00
Total Interest Amount                                                                                18,093,600.00

Unpaid Security Interest Amount (after last                                                                   -
Distribution Date)
Interest on Unpaid Security Interest Amount                                                                   -
Security Interest Amount                                                                             18,093,600.00
Interest Amount Payable                                                          4,523.40            18,093,600.00
Unpaid Security Interest Amount                                                                               -




                                                                            Per Certificate          Aggregate
                                                                                   $                      $
                                                                            ---------------        --------------
CLASS B NOTES
Unpaid Security Interest Amount (after last                                                                  -
Distribution Date)
Interest on Unpaid Security Interest Amount                                          -                       -
Security Interest Amount                                                         4,873.47            1,315,836.90
Total Interest Amount                                                                                1,315,836.90

Unpaid Security Interest Amount (after last Distribution Date)                                               -

Interest on Unpaid Security Interest Amount                                                                -
Security Interest Amount                                                                             1,315,836.90
Interest Amount Payable                                                          4,873.47            1,315,836.90
Unpaid Security Interest Amount                                                                              -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on Unpaid Security Interest Amount                                           -                      -
Security Interest Amount                                                              -                      -
Total Interest Amount                                                                                        -

Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on Unpaid Security Interest Amount                                                                  -
Security Interest Amount                                                                                     -
Interest Amount Payable                                                               -                      -
Unpaid Security Interest Amount                                                       -                      -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on Unpaid Security Interest Amount                                           -                      -
Security Interest Amount                                                              -                      -
Total Interest Amount                                                                                        -

Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on Unpaid Security Interest Amount                                                                  -
Security Interest Amount                                                                                     -
Interest Amount Payable                                                               -                      -
Unpaid Security Interest Amount                                                                              -


PRINCIPAL AMOUNT
----------------
Principal Collections                                                                              415,880,447.15
Principal Collections - Repurchases                                                                    913,339.72
     less Repayment Of Redraw Facility                                                                       -
     less Total Customer Redraw                                                                    (43,055,491.92)
     plus Redraw Facility Draw                                                                               -
     plus Redraw Bonds Issue this month                                                                      -
     Aggregate Principal Damages from Seller & Servicer                                                      -
     Principal Chargeoff Reimbursement - Class B Notes                                                       -
                  - Class A-1 Notes                                                                          -
                  - Class A-2 Notes                                                                          -
                  - Redraw Bonds - Series 1                                                                  -
                  - Redraw Bonds - Series 2                                                                  -
                  - Redraw Facility                                                                          -
Principal rounding b/f                                                                                 140,723.14

Scheduled Principal Amount                                                     31,152,858.54
Scheduled Principal Amount less redraws                                        31,152,858.54
Unscheduled Principal Amount - Partial Prepayment                             265,287,923.19
Unscheduled Principal Amount - Full Prepayment                                120,353,005.14
Unscheduled Principal Amount - less redraws + C/O                             342,585,430.41
Reim

Total Available Principal Amount for Redraw Bonds                                   -              373,879,018.09

Principal Distribution - Redraw Bonds - Series 1                                    -                        -
Principal Distribution - Redraw Bonds - Series 2                                    -                        -
                                                                                    -                        -
Principal rounding b/f                                                              -                  140,723.14
Total Unscheduled Principal Amount                                                                 342,585,436.41
Total Scheduled Principal Amount                                                                    31,152,858.54
Total Available Principal Amount for Notes                                                         373,879,018.09



                                                                            Per Certificate          Aggregate
                                                                                   $                      $
                                                                            ---------------        --------------
PRINCIPAL ALLOCATION
--------------------
Class A Percentage via Stepdown                                                                              100%
Class A Available Principal Payment
     Class A-1 Principal Payment                                                  29,061.62        308,111,460.16
     Class A-2 Principal Payment                                                  16,347.17         65,388,680.00
Class B Principal Payment                                                          1,403.25            378,877.50

Principal rounding c/f                                                                                       0.43

PRINCIPAL LOSSES
----------------
Principal Losses                                                                                             -
     Principal Draw Amount - Pool Mortgage Insurance Policy                                                  -
     Principal Draw Amount - Individual Mortgage Insurance Policy                                            -
Net Principal Losses                                                                                         -
Principal Chargeoff - Class B Notes                                                                          -
         - Class A-1 Notes                                                                                   -
         - Class A-2 Notes                                                                                   -
         - Redraw Bonds Series 1                                                                             -
         - Redraw Bonds Series 2                                                                             -
         - Redraw Facility                                                                                   -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -





                                                                            Per Certificate          Aggregate
                                                                                   $                      $
                                                                            ---------------        --------------

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


INVESTORS BALANCE OUTSTANDING WORKSHEET                                       AGGREGATE              AGGREGATE
---------------------------------------                                           US$                    A$
                                                                          -----------------     -----------------

CLASS A-1 NOTES
Initial Invested Amount                                                    1,060,200,000.00      1,884,800,000.00
     previous Principal Distributions                                                  -                     -
     Principal Distribution for current period                               173,312,696.34        308,111,460.16
Total Principal Distribution to date                                         173,312,696.34        308,111,460.16
Beginning Invested Amount                                                  1,060,200,000.00      1,884,800,000.00
Ending Invested Amount                                                       886,887,303.66      1,576,688,539.84
Unreimbursed Principal Chargeoffs                                                      -                     -
Beginning Stated Amount                                                    1,060,200,000.00      1,884,800,000.00
Ending Stated Amount                                                         886,887,303.66      1,576,688,539.84

CLASS A-2 NOTES
Initial Invested Amount                                                                            400,000,000.00
     previous Principal Distribution                                                               -
     Principal Distribution for current period                                                      63,388,680.00
Total Principal Distribution to date                                                                65,388,680.00
Beginning Invested Amount                                                                          400,000,000.00
Ending Invested Amount                                                                             334,611,320.00
Unreimbursed Principal Chargeoffs                                                                            -
Beginning Stated Amount                                                                            400,000,000.00
Ending Stated Amount                                                                               334,611,320.00

CLASS B NOTES
Initial Invested Amount                                                                             27,000,000.00
     previous Principal Distribution                                                                         -
     Principal Distribution for current period                                                         378,877.50
Total Principal Distribution to date                                                                   378,877.50
Beginning Invested Amount                                                                           27,000,000.00
Ending Invested Amount                                                                              26,621,122.50
Unreimbursed Principal Chargeoffs                                                                            -
Beginning Stated Amount                                                                             27,000,000.00
Ending Stated Amount                                                                                26,621,122.50

REDRAW BONDS - SERIES 1
Previous Initial Invested Amount                                                                             -
Initial Invested Amount                                                                                      -
     Principal Distribution (after last Distribution Date)                                                   -
     Principal Distribution for current period                                                               -
Total Principal Distribution to date                                                                         -
Beginning Invested Amount                                                                                    -
Ending Invested Amount                                                                                       -
Unreimbursed Principal Chargeoffs                                                                            -
Beginning Stated Amount                                                                                      -
Ending Stated Amount                                                                                         -

REDRAW BONDS - SERIES 2
Previous Initial Invested Amount                                                                             -
Initial Invested Amount                                                                                      -
     Principal Distribution (after last Distribution Date)                                                   -
     Principal Distribution for current period                                                               -
Total Principal Distribution to date                                                                         -
Beginning Invested Amount                                                                                    -
Ending Invested Amount                                                                                       -
Unreimbursed Principal Chargeoffs                                                                            -
Beginning Stated Amount                                                                                      -
Ending Stated Amount                                                                                         -

                                  EXHIBIT 99.1

                  Securitisation Advisory Services Pty Limited
                       OFFICER'S CERTIFICATE OF COMPLIANCE


The undersigned officer of Securitisation Advisory Services Pty Limited, a company organized under the laws of New South Wales, Australia ("SAS"), hereby certifies on behalf of SAS and on his own behalf for purposes of the Class A-1 Mortgage Backed Floating Rate Notes (collectively, the "Notes"), as follows:

1.   I am a duly appointed, qualified and acting Director of SAS;

2. I am duly authorised to execute and deliver this Officer's Certificate on behalf of SAS; and

3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Series 2000-2G Medallion Trust issue of Notes for the period between September 14, 2000 and June 30, 2001.

Capitalised terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.

IN WITNESS WHEREOF, I have signed my name as of December 20, 2001.


/s/ Raymond George Wilkie
----------------------------------
Name:  Raymond George Wilkie

Director
Securitisation Advisory Services Pty Limited