Form 20-F
period 2002-06-30
SECURITISATION ADVISORY SEVS PTY LTD SER 2000-2G MEDALLION T
filed 2002-12-24
CIK 1123600

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(MARK ONE)
 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal period ended June 30, 2002
                                       OR
 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number:  333-93721

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



                                      -1-                                2000-2G



CROSS REFERENCE SHEET


20-F Item Number and Caption                                                    Location
---------------------------------------------------------------------------------------------------------------

PART I
1.         Identity of Director, Senior Management and Advisers...............  Not applicable
2.         Offer Statistics and Expected Timetable............................  Not applicable
3.         Key Information ...................................................  Selected Financial Information
4.         Information on the Company ........................................  Property
5.         Operating and Financial Review and Prospects.......................  Not applicable
6.         Directors, Senior Management and Employees.........................  Not applicable
7.         Major Shareholders and Related Party Transactions..................  Major Shareholders and related
                                                                                Party Transactions
8.         Financial Information .............................................  Not applicable
9.         The Offer and Listing..............................................  Markets
10.        Additional Information.............................................  Exchange Controls, Taxation,
                                                                                Legal Proceedings, Holders of
                                                                                Notes
11.        Quantitative and Qualitative Disclosures About Market Risk.........  Market Risk
12.        Description of Securities Other than Equity Securities.............  Not applicable

PART II
13.        Defaults, Dividend Arrearages and Delinquencies....................  Defaults and Delinquencies
14.        Materials Modifications to the Rights of Security Holders            Material Modifications to the
           and Use of Proceeds................................................  Rights of Security Holders
15.        [Reserved]
16.        [Reserved]


PART III
17.        Financial Statements...............................................  Not applicable
18.        Financial Statements...............................................  Not applicable

19  (a)    Financial Statements ..............................................  Periodic filings on Form 6-K or
                                                                                8-K, as applicable, incorporated
                                                                                by reference
    (b)    Exhibits ..........................................................  Exhibits



                                      -2-                                2002-2G

TABLE OF CONTENTS

PART 1_________________________________________________________________________4

   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE_____________________________4

   ITEM 3: SELECTED FINANCIAL INFORMATION______________________________________4

   ITEM 4: PROPERTY____________________________________________________________5

   ITEM 7: INTEREST OF MANAGEMENT AND RELATED PARTIES IN TRANSACTIONS__________5

   ITEM 9: MARKETS_____________________________________________________________5

   ITEM 10: EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES___5

   ITEM 11: MARKET RISKS______________________________________________________10


PART II_______________________________________________________________________11

   ITEM 13: DEFAULTS AND DELINQUENCIES________________________________________11

   ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS______________11


PART III______________________________________________________________________12

   ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS_________________________________12

   INDEX TO EXHIBITS__________________________________________________________15



                                      -3-                                2000-2G

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

The information required for some items in Form 20-F is "not applicable" to the Trust or the Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or "Not applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission's Staff with respect to substantially similar certificates and trusts that file annual reports on Form 20-F.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Manager incorporates by reference its periodic filings of Form 6-K, which contain all financial information relating to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to Rule 12b-23 promulgated under the Securities Exchange Act of 1934.

ITEM 3: SELECTED FINANCIAL INFORMATION

The Manager incorporates by reference and attaches hereto as Exhibits 13.1 to 13.4, pursuant to General Instruction F to Form 20-F and Rule 12b-23 promulgated under the Securities Exchange Act of 1934, the following Quarterly Servicing Reports, filed on Form 6-K or From 8-k, as applicable, which include all financial information relating to the Trust that is relevant to Noteholders.

Quarterly Servicing Report filed on Form 6-k, for the September 18, 2001 Payment Date,
Quarterly Servicing Report filed on Form 6-k, for the December 18, 2001
Payment Date,
Quarterly Servicing Report filed on Form 6-k, for the March 18, 2002 Payment Date, and
Quarterly Servicing Report filed on Form 8-k, for the June 18, 2002 Payment Date

The  Manager  also   attaches   hereto,   as  Exhibits  13.5  and  Exhibit  99.2
respectively, the following documents:

Aggregate Totals for the Fiscal Year,
Document Custody Audit Report


                                      -4-                                2002-2G

CURRENCY EXCHANGE

A portion of the financial information provided in the exhibits listed above contain information in Australian dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2002 was US$0.5628 = A$1.00

Payments to noteholders, however, are generally not affected by fluctuations in the exchange rate between Australian US dollars because of the currency swap.

ITEM 4: PROPERTY

The Registrant and the Trust do not have any physical properties. Information regarding the mortgage loans is furnished under Item 19 - Exhibits 13.1 to 13.5.

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


                                      -5-                                2000-2G

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

(ii) Interest and principal payments to holders of Class A-1 Notes are paid in United States dollars ("U.S. dollars"). However, payments on the housing loans are received by the Issuer Trustee in Australian dollars, in Australia (the "collections"). Pursuant to certain swap agreements (the "Swap Agreements"), the Issuer Trustee is required to pay a portion of the collections to a certain swap counterparty (the "Currency Swap Provider"), who in turn pays ("Swap Currency Exchange"), at the direction of the Issuer Trustee, U.S. dollars to the Noteholders, (the "Currency Swap"). It is possible that in the future Australia may impose exchange controls that affect the availability of Australian dollar payments for making payments under the Currency Swap. The holders of the Class A-1 Notes will bear the risk of the imposition of foreign exchange controls by the Australian government that impact upon the Issuer Trustee's ability to exchange the collections for U.S. dollars. The Issuer Trustee has no control over such risk, which will generally be affected by economic and political events in Australia. If the Issuer Trustee does not have sufficient funds to pay the Currency Swap Provider the A$ Class A-1 Interest Amount on a Distribution Date, the Currency Swap Provider will not be required to make the corresponding US$ payment to the Principal Paying Agent and, after the applicable grace period, the Currency Swap Provider may terminate the Currency Swaps. In such event, it is unlikely that the Trust would have sufficient U.S. dollars to make the payments due on the Class A-1 Notes.

Under temporary Australian foreign exchange controls, which may change in the future, payments by an Australian resident to, by order of or on behalf of the following payees may only be made with Reserve Bank of Australia approval on any of the following:

o the embassy or consulate general of the Federal Republic of Yugoslavia (Serbia and Montenegro) (in respect of any amount in excess of $100,000);
o the Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) (in respect of any amount in excess of $100,000);or

o certain other persons and entities listed in instruments issued under the Australian Banking (Foreign Exchange) Regulations and published on behalf of the Reserve Bank of Australia in the Commonwealth of Australia Gazette on 24 October 2001;

                                      -6-                                2000-2G

o the National Union for the Total Independence of Angola (UNITA or senior officials, or adult members of the immediate families of the senior officials of UNITA.

Additionally, under the Australian Charter of United Nations (Anti-Terrorism Measures) Regulations 2001 the approval of the Australian Minister for Foreign Affairs, or a person authorised by the Minister, is required with respect to certain payments and actions in relation to an asset prescribed under, or which is owned and controlled directly or indirectly by a person or entity prescribed under, those Regulations or is an asset derived or generated from such assets (prescribed persons presently include, amongst others, the Taliban, Osama bin Laden and other persons and entities connected with them). Such restrictions may change in the future.

TAXATION

CERTAIN AUSTRALIAN TAX MATTERS

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


                                      -7-                                2000-2G

The exemption from Australian withholding tax will also not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate.

On September 19, 2002 the Taxation Laws Amendment Bill (No. 6) was introduced into the Australian Commonwealth Parliament. If enacted, this Bill will, with effect from August 29, 2001, change the definition of "associate" for the purposes of Section 128F to exclude certain entities that would otherwise satisfy the definition, being entities that are:

o    Australian residents;

o non-Australian residents carrying on business at or through a permanent establishment in Australia; or

o non-residents who are acting in the capacity of a clearing house, paying agent, custodian or funds manager.

These amendments, if passed, are expected to make it easier for the public offer test to be satisfied.

The New Business Tax System (Consolidation Act (No. 1) 2002 and related legislation repeals the existing group taxation provisions from July 1, 2003. The provisions will be replaced by a system where, although elective, groups would have to consolidate to maintain group tax benefits.

Consolidation is made at the election of an Australian head company. The consolidated group would consist of the head company and all of its wholly owned subsidiaries including trusts (provided all members are 100% beneficially owned directly or indirectly by the head company). An election to consolidate would consolidate the entire group, not merely selected entities.

A group member will be jointly and severally liable for all the tax liabilities of the group. This is subject to specific rules that allow "tax sharing" agreements to be entered into. A tax sharing agreement must make a reasonable allocation of group tax liabilities and Regulations creating will be created that set out further requirements (if any) of such an agreement. No regulations have been released to date.

On the basis of the legislation as enacted, if Commonwealth Bank elect to consolidate, the Series Trust will become part of the Commonwealth Bank group.



                                      -8-                                2000-2G

PROFIT ON SALE

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

The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have an Australian Establishment, the profit should not have an Australian source. There are, however, specific withholding tax rules that can apply to treat a portion of the sale price of Notes as interest for withholding tax purposes (and which amounts are not covered by the exemption conditions in section 128F). These rules can apply when:

o Notes are sold for an amount in excess of their issue price prior to maturity; or

o Notes are sold to an Australian resident, or to a non-resident in connection with a business carried on, at or through an Australian Establishment, in connection with a "washing arrangement" as defined in section 128(1AB) of the Tax Act).

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

                                      -9-                                2000-2G

ITEM 11: MARKET RISKS

CURRENCY EXCHANGE RATE RISK

Interest and principal on the Class A-1 Notes is payable in U.S. dollars, and the Trust's primary source for funding its payments on the Class A-1 Notes is its collections on the mortgage loans, which will be collected in Australian dollars. If the Currency Swap Provider were to fail to perform under the Currency Swap or were to be discharged from such performance because of a default thereunder by the Trust, the Trust might have to exchange its Australian dollars for U.S. dollars at an exchange rate that is currently less favorable to the Trust than when the Currency Swap was entered into and might therefore not have sufficient U.S. dollars to make timely payments on the Class A-1 Notes, even though the delinquency and loss experienced on the mortgage loans may be acceptable.




                                      -10-                               2000-2G

PART II

ITEM 13: DEFAULTS AND DELINQUENCIES

There have been no material defaults or delinquencies in the payment of principal or interest on the Notes. Delinquency and loss information on the mortgage loans has been provided in the Quarterly Servicing Reports.

ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS

None





                                      -11-                               2000-2G

PART III

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a) See the "Selected Financial Information" section in this Annual Report and the Exhibits described in section (b) below.

(b)  Exhibits


The following documents are filed as part of this Annual Report:

1. Exhibit 13.1: Quarterly Servicing Report for the September 18, 2001 Payment Date
2.  Exhibit 13.2: Quarterly Servicing Report for the December 18, 2001
    Payment Date
3.  Exhibit 13.3: Quarterly Servicing Report for the March 18, 2002
    Payment Date
4.  Exhibit 13.4: Quarterly Servicing Report for the June 18, 2002 Payment Date
5.  Exhibit 13.5: Aggregate Totals for the Fiscal Year
6.  Exhibit 99.1: The Manager Officer's Certificate of Compliance
7.  Exhibit 99.2: Document Custody Audit Report


                                      -12-                               2000-2G

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SECURITISATION ADVISORY
                                            SERVICES PTY. LIMITED

                                            /s/     TIMOTHY SEE
                                            ------------------------------------
                                            Name:   Timothy See
Date: December 20, 2002                     Title:  Authorised Officer




                                      -13-                               2000-2G

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



                                          /s/   GEOFFREY MICHAEL STEEL
                                        -------------------------------------
                                        Name:   Geoffrey Michael Steel
                                        Title:  Principal Executive Officer,
                                                Principal Financial Officer and
                                                Principal Accounting Officer
Date: December 20, 2002



                                          /s/   MARTEN TOUW
                                        -------------------------------------
                                        Name:   Marten Touw
                                        Title:  Director
Date: December 20, 2002


                                          /s/   GEOFFREY MICHAEL STEEL
                                        -------------------------------------
                                        Name:   Geoffrey Michael Steel
                                        Title:  Director
Date: December 20, 2002


                                          /s/   CRAIG ANTHONY CARLAND
                                        -------------------------------------
                                        Name:   Craig Anthony Carland
                                        Title:  Director
Date: December 20, 2002



                                      -14-                               2000-2G

                         SERIES 2000-2G MEDALLION TRUST

   Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002


     I,   Geoffrey   Michael   Steel,   the  Principal   Financial   Officer  of
Securitisation Advisory Services Pty Limited certify that:

          1. I have reviewed this annual report on Form 20F, and all reports on Forms 6K and 8-K containing quarterly servicing reports filed in respect of periods included in the year covered by this annual report, of Securitisation Advisory Services Pty Limited (the Trust Manager and Registrant);

          2. Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report; and

          3. Based on my knowledge, the noteholder information required to be provided to the Manager by the Servicer under the transaction documents is included in these reports.




Date: December 20, 2002



   /S/ GEOFFREY MICHAEL STEEL
-------------------------------------
Name:  Geoffrey Michael Steel
Title: Principal Financial Officer

INDEX TO EXHIBITS


EXHIBIT NO.        DOCUMENT DESCRIPTION
-----------        --------------------

   13.1 Quarterly Servicing Report for the September 18, 2001 Payment Date, filed on Form 6-K
   13.2 Quarterly Servicing Report for the December 18, 2001 Payment Date, filed on Form 6-K
   13.3 Quarterly Servicing Report for the March 18, 2002 Payment Date, filed on Form 6-K
   13.4 Quarterly Servicing Report for the June 18, 2002 Payment Date, filed on form 8-K
   13.5      Servicing Report - Aggregate Totals for the Fiscal Year
   99.1      The Manager Officer's Certificate of Compliance
   99.2      Document Custody Audit Report



                                      -15-                               2000-2G